            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 15, 1998

                                     [LOGO]

                                  $600,000,000

                        TRICON GLOBAL RESTAURANTS, INC.

                $350,000,000 7.45% SENIOR NOTES DUE MAY 15, 2005

                $250,000,000 7.65% SENIOR NOTES DUE MAY 15, 2008
                                  -----------

    The $350,000,000 aggregate principal amount of 7.45% Senior Notes due May 15, 2005 (the "Seven-Year Notes") and the $250,000,000 aggregate principal amount of 7.65% Senior Notes due May 15, 2008 (the "Ten-Year Notes" and, together with the Seven-Year Notes, the "Notes") are being offered by TRICON Global Restaurants, Inc. ("Tricon" and, together with its restaurant operating companies and other subsidiaries, the "Company"). Interest on the Notes is payable on May 15 and November 15 of each year, commencing November 15, 1998. The Notes of each series will be redeemable, at the option of Tricon, in whole at any time or in part from time to time, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) of principal and interest on the Notes of such series to be redeemed discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined herein) plus 37.5 basis points in the case of the Seven-Year Notes and 50 basis points in the case of the Ten-Year Notes, plus, in each case accrued interest thereon to the date of redemption. See "Description of the Notes; Optional Redemption". The Notes are not entitled to any mandatory redemption or sinking fund payments.

    The Notes of each series will be represented by a Global Security (as defined herein) registered in the name of The Depository Trust Company ("DTC") or its nominee. Beneficial interests in each Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes will not be issued in certificated form. See "Description of the Notes; Global Securities". The Notes will be issued only in denominations of $1,000 and integral multiples thereof.
                                 --------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
          SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.
                                 --------------

                                                             INITIAL PUBLIC       UNDERWRITING     PROCEEDS TO TRICON
                                                           OFFERING PRICE (1)     DISCOUNT (2)            (3)
                                                           ------------------  ------------------  ------------------
Per Seven-Year Note......................................       99.824%              1.375%             98.449%
Total....................................................     $349,384,000         $4,812,500         $344,571,500
Per Ten-Year Note........................................       99.775%              1.500%             98.275%
Total....................................................     $249,437,500         $3,750,000         $245,687,500

--------------

(1) Plus accrued interest, if any, from May 6, 1998 with respect to the Seven-Year Notes and from May 5, 1998 with respect to the Ten-Year Notes.

(2) Tricon has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(3) Before deducting estimated expenses of $259,000 payable by Tricon.
                                 --------------

    The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Seven-Year Notes and the Ten-Year Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York, on or about May 6, 1998 and May 5, 1998, respectively, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
              CHASE SECURITIES INC.
                             LEHMAN BROTHERS
                                            MERRILL LYNCH & CO.
                                 --------------

           The date of this Prospectus Supplement is April 30, 1998.

                                     [LOGO]

                                     [LOGO]

                                     [LOGO]

CAUTIONARY STATEMENTS

    From time to time, in both written reports and oral statements, the Company presents "forward-looking statements" within the meaning of Federal and state securities laws, including those identified by such words as "may," "will," "expect," "believe," "plan" and other similar terminology. These "forward-looking statements" reflect the Company's current expectations and are based upon data available at the time of the statements. Actual results involve risks and uncertainties, including both those specific to the Company and those specific to the industry, and could differ materially from expectations.

    Company risks and uncertainties include, but are not limited to, the lack of experience of Tricon's management group in operating the Company as an independent, publicly owned business; potentially substantial tax contingencies related to the Spin-off (as defined below), which, if they occur, require Tricon to indemnify PepsiCo, Inc. ("PepsiCo"); Tricon's substantial debt leverage and the attendant potential restriction on Tricon's ability to borrow in the future, as well as the substantial interest expense and principal repayment obligations; potential unfavorable variances between estimated and actual liabilities both as contained in the PepsiCo-prepared balance sheet for the restaurant businesses as of the date of the Spin-off and related to the sale of the Company's non-core businesses; third party failures to achieve timely, effective Year 2000 remediation; and the potential inability to identify and offer to qualified franchisees Company restaurants at prices the Company considers appropriate under its strategy to reduce the percentage of system units the Company operates.

    Industry risks and uncertainties include, but are not limited to, global and local business and economic and political conditions; legislation and governmental regulation; competition; success of operating initiatives and advertising and promotional efforts; volatility of commodity costs and increases in minimum wage and other operating costs; availability and cost of land and construction; adoption of new, or changes in, accounting policies and practices; consumer preferences, spending patterns and demographic trends; political or economic instability in local markets; and currency exchange rates.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                        TRICON GLOBAL RESTAURANTS, INC.

    The Company is the world's largest quick service restaurant ("QSR") company measured by system units and, based on available industry data, the second largest based on system sales. The Company's three core concepts, Kentucky Fried Chicken (KFC), Pizza Hut and Taco Bell, total almost 30,000 units in 103 countries and territories with over $20 billion in 1997 worldwide system sales. Through such concepts, the Company develops, operates, franchises and licenses a worldwide system of restaurants which prepare, package and sell a menu of competitively priced food items. These restaurants are operated by the Company or, under the terms of franchise or license agreements, by franchisees or licensees who are independent third parties, or by affiliates operating under joint venture agreements between the operating companies and the local business people. As of fiscal year end 1997, approximately 38 percent of Tricon's worldwide units were operated by the Company (including approximately 4 percent by joint ventures in which the Company participates), approximately 51 percent by franchisees, and approximately 11 percent by licensees. The Company's revenues for the fiscal year ended December 27, 1997 were approximately $9.7 billion.

    Tricon was incorporated under the laws of North Carolina in May 1997 as a wholly owned subsidiary of PepsiCo as part of PepsiCo's plan to dispose of its restaurant business to its shareholders. The Company became independent of PepsiCo upon distribution by PepsiCo of its shares of Tricon common stock to PepsiCo shareholders on October 6, 1997 (the "Spin-off").

THE CONCEPTS

    Based on Company estimates, over 21 million guests each day dine at the nearly 30,000 KFC, Pizza Hut and Taco Bell system restaurants worldwide. Each concept has proprietary menu items and emphasizes the preparation of food with high quality ingredients as well as unique recipes and special seasonings to provide appealing, tasty and attractive foods at competitive prices. Each of Tricon's four operating companies, KFC, Pizza Hut, Taco Bell and Tricon Restaurants International, is engaged in the operation, development, franchising and licensing of a system of both traditional and non-traditional QSR units. Non-traditional QSR units include express units and kiosks which have a more limited menu and operate in non-traditional locations like airports, gas and convenience stores, stadiums, amusement parks and colleges, where a full-scale traditional outlet would not be practical or efficient. All three concepts offer dine-in or carry out service, complemented by drive through service at certain KFC and Taco Bell locations and delivery service at many Pizza Hut locations and, on a much more limited basis, at KFC locations. In addition, as of year end 1997, there were 349 units in the system housing more than one concept. Of these, 343 units offer both the full KFC menu and a limited menu of Taco Bell products (a "2n1") and 6 units offer food products from each of the concepts (a "3n1").

    KFC

    With more than 10,000 units in 79 countries and territories throughout the world, KFC is the leader in the U.S. chicken QSR segment with a 55 percent market share as of fiscal year end 1997. In 1997, KFC's worldwide system sales exceeded $8 billion and its U.S. system sales were nearly $4 billion, a 2 percent increase over 1996 U.S. system sales. This growth was largely due to product promotions, favorable effective net pricing and increased distribution through home delivery (which factors were partially offset by lower transaction counts). Same store sales in Company stores in the U.S. increased 2 percent in 1997 and average U.S. system sales per traditional unit in 1997 were $786,000.

    While product offerings vary throughout the worldwide system, all KFC restaurants offer fried chicken products under the names Original Recipe and Extra Tasty Crispy and many also offer non-fried chicken-on-the-bone products under the name Tender Roast. Other principal entree items include Chunky Chicken Pot Pies, Colonel's Crispy Strips, and various chicken sandwiches. KFC restaurants also offer a variety of side items, such as biscuits, mashed potatoes and gravy, coleslaw, corn, Potato Wedges (in the

U.S.) and french fries (outside of the U.S.), as well as desserts and non-alcoholic beverages. KFC's decor is characterized by the image of the Colonel and KFC's distinctive packaging includes the "Bucket" of chicken.

    PIZZA HUT

    Pizza Hut is the largest restaurant chain in the world specializing in the sale of ready-to-eat pizza products with more than 12,000 units in 88 countries and territories throughout the world. As of fiscal year end 1997, Pizza Hut was the leader in the U.S. pizza QSR segment, with a 22 percent market share in that segment, and almost double the system sales of its closest national competitor. In 1997, Pizza Hut worldwide system sales exceeded $7.3 billion, of which approximately $4.7 billion was attributable to U.S. system sales. Although U.S. same store sales at Company units decreased 1 percent in 1997 reflecting lower average guest checks and decreasing transaction counts in the first half of the year, same store sales at Company units in the U.S. increased 5 percent in the fourth quarter over the same period in 1996. Average U.S. system sales per traditional unit in 1997 were $630,000.

    Pizza Hut features a variety of pizzas, including Pan Pizza, Thin n' Crispy, Pizzeria Stuffed Crust and Hand Tossed, each offered with a variety of toppings. Pizza Hut also features beverages and, in some restaurants, breadsticks, pasta, salads and sandwiches. Pizza Hut has been named America's best pizza chain on many occasions by numerous newspapers, magazines and consumer publications. The distinctive Pizza Hut decor features a bright red roof.

    TACO BELL

    Taco Bell is the leader in the U.S. Mexican QSR segment, with a market share of 72 percent. By fiscal year end 1997, there were more than 6,700 Taco Bell units within the United States and more than 170 units outside of the United States. In 1997, Taco Bell worldwide system sales exceeded $4.9 billion, of which approximately $4.8 billion was attributable to U.S. system sales. U.S. same store sales at Company Taco Bell units increased 2 percent in 1997 reflecting the successful Star Wars and Batman promotions and favorable product mix shifts and pricing, which were partially offset by lower transaction counts. Average U.S. system sales per traditional unit in 1997 were $972,000.

    Taco Bell specializes in Mexican style food products, including various types of tacos and burritos, salads, nachos and other related items. Taco Bell units feature a distinctive bell logo on their signage.

BUSINESS STRENGTHS

    LEADING MARKET POSITION AND STRONG BRAND NAMES

    The Company is the world's leading restaurant company in terms of units, with almost 30 percent more locations worldwide than McDonald's Corporation and, based on available industry data, is the second largest in terms of system sales. The Company's three core concepts, KFC, Pizza Hut and Taco Bell, maintain leading market shares of the U.S. quick service chicken, pizza and Mexican food segments with 55 percent, 22 percent and 72 percent of those markets, respectively. These leading market share positions make KFC, Pizza Hut and Taco Bell three of the most recognized restaurant concepts in the world. The Company believes that its substantial ongoing U.S. and international advertising investment, combined with the Company's leading number of global QSR unit locations, creates a high level of general consumer awareness. The Company also believes that the near universal appeal of chicken and the enormous variety of pizzas provide a strong foundation for global concept expansion and that the emerging trend towards Mexican-style foods may provide additional growth opportunities.

    GLOBAL SCALE OF OPERATIONS

    The Company has global scale capabilities in marketing, advertising, purchasing, and research and development. Tricon believes that its worldwide network of Company and franchise operations provides a strong foundation from which to expand in existing markets, enter new markets and launch new products and marketing campaigns. In many countries and regions, the Company has the scale to use extensive television advertising, an important factor in increasing brand awareness. The Company's scale enables it to negotiate superior marketing promotions when compared to many of its competitors. In addition, the Company believes that coordination of media buying among its three concepts should allow for additional economies.

    SIGNIFICANT CASH FLOW GENERATION

    The Company has generated significant cash flow from operating activities of $810 million, $713 million and $813 million in 1997, 1996 and 1995, respectively. The Company has also generated significant cash flow in recent years through its global refranchising program ($770 million, $355 million and $165 million in 1997, 1996 and 1995, respectively) under which it sells Company restaurants to current and new franchisees. This cash flow has allowed the Company to fund investment in product innovation and quality, improved operating platforms leading to improved service, store-level human resources including recruiting and training, testing of alternative modes of distribution and creative marketing programs, as well as to reduce indebtedness. During 1997, subsequent to the Spin-off (October 6, 1997), Tricon reduced outstanding indebtedness under its revolving credit facility by $115 million and paid down its term loan by $32 million. The Company's primary investing activity has been funding capital spending in excess of $1.8 billion in the aggregate over the last three years. The Company believes it will continue to be able to fund significant capital spending despite the higher cash debt service costs related to its post-October 1997 debt capitalization.

    SIGNIFICANT RESTAURANT MANAGEMENT EXPERIENCE

    Tricon believes it has a strong management team with significant experience in the food industry. The team is headed up by Andrall Pearson, Chairman and CEO, who as President and COO of PepsiCo from 1971 to 1984 and as a PepsiCo board member for the past 26 years was instrumental in acquiring and expanding the KFC, Pizza Hut and Taco Bell chains. David Novak, Vice-Chairman and President, most recently served as group president and CEO of KFC and Pizza Hut. Previously, as President and CEO of KFC, Mr. Novak led a significant turnaround of that concept. Other key members of the team include Robert C. Lowes, Tricon's CFO and former CEO of Burger King, Sandra S. Wijnberg, Tricon's Senior Vice President and Treasurer and former CFO of KFC, and Robert L. Carleton, Tricon's Senior Vice President and Controller and former Senior Vice President and Controller of PepsiCo.

BUSINESS STRATEGY

    INTERNATIONAL EXPANSION

    Although the Company and its franchisees have established a presence in 103 countries and territories, many of these countries are still underpenetrated considering not only population size and growth, but also per capita purchasing power. Following the Spin-off, the Company redirected its international ownership strategy to focus on building Company stores in what it believes are high growth potential markets where it can more efficiently leverage its scale, while increasing franchise penetration through franchise development and refranchising in other international markets. In the future, the Company intends to focus a significant portion of its new unit capital on these potential growth markets. As an example, the Company has demonstrated considerable success in penetrating Asian emerging markets with some of the highest volume stores in the Tricon system being operated in China. Even in countries which have populations with similar per capita purchasing power, the ratio of stores per million people is still far below that found in the U.S., and the Company believes there is significant opportunity to leverage an increasing demand for convenient, fully prepared foods.

    CHANNEL EXPANSION

    The Company believes that significant growth opportunities exist with respect to delivery services. The Company's products, especially chicken and pizza, are well suited to delivery because their relatively long holding times allow them to be delivered hot and ready to eat. Today, Pizza Hut has a well-developed delivery system and 365 KFC units in the U.S. currently offer some delivery services. In addition, the Company believes there is opportunity to innovate with respect to the type of unit that best meets consumer needs. Some of the alternative channels under development include non-traditional units such as Taco Bell Express in venues such as shopping malls, food courts, airports, gas and convenience stores, and schools.

    MULTI-BRANDING

    The Company is actively pursuing the strategy of multi-branding whereby two or more of its concepts are operated in a single restaurant unit. As of year-end 1997, there were 349 system units housing more than one concept. The Company intends to build approximately thirty new multi-brand units in the U.S. during 1998. The creation of multi-branded locations generally provides the opportunity to increase sales by penetrating a greater number of segments of each business day (or dayparts). For example, the Company believes that a KFC location, when multi-branded with Taco Bell, has a greater potential to attract more lunchtime customers due to Taco Bell's greater average lunchtime traffic. The Company currently believes that there may be as many as 3,900 system multi-brand unit opportunities in the U.S. The development of these units may be limited, in some instances, by prior development and/or territory rights granted to franchisees.

    SAME-STORE SALES GROWTH

    Tricon believes that it can generate positive same store sales growth over time through various initiatives. These initiatives include supporting the restaurant general manager in his/her key role in improving the customers' dining experience; rolling out home delivery in selected areas; introducing exciting new products and promotions; building dayparts in which the Company's brands have not traditionally participated; and employing information technology to more efficiently service customers. Although the Company believes these programs should continue to improve sales at Company restaurants, there can be no assurance as to whether, or to what extent, sales will continue to improve as a result of implementing such programs.

REFRANCHISING

    Three years ago, the Company determined there was a need to rebalance the system toward more franchise ownership in order to focus its resources on what it believes are high growth potential markets where it can more efficiently leverage its scale. Since the strategy began in mid-1995, the Company has refranchised 1,418 units in 1997, 659 units in 1996 and 264 units in 1995. As a result of the Company's refranchising activity, coupled with new points of distribution added by franchisees and licensees and the program to upgrade the asset portfolio by closing under-performing stores, the Company's overall ownership of total system units (i.e., Company and joint venture units in which the Company participates) declined 12 percentage points in three years from 50 percent at year-end 1994 to 38 percent at year-end 1997. The refranchising program is expected to continue, in the near term, but as the Company approaches a Company/franchise balance more consistent with its major competition, refranchising activity is expected to substantially decrease over time. The continuation of the program depends on the Company's ability to identify and offer to qualified franchisees Company restaurants at prices considered by the Company to be appropriate. There can be no assurance as to whether, or to what extent, management will be able to effect refranchising activities in the future.

                                USE OF PROCEEDS

    Tricon intends to use the net proceeds from the issuance and sale of the Notes (estimated to be approximately $590.0 million) to repay portions of the indebtedness outstanding under Tricon's bank credit facilities (the "Facilities"). Amounts borrowed under the Facilities bear interest at rates which are variable, based principally on the London Interbank Offered Rate ("LIBOR") plus a variable margin factor determined in accordance with the credit agreement relating to the Facilities. At March 21, 1998, the weighted average interest rate was 6.6%, which includes the effects of associated interest rate swaps. Proceeds of amounts borrowed under the Facilities were used primarily to repay certain amounts due to PepsiCo and as a dividend. Indebtedness outstanding under the Facilities matures on October 2, 2002.

                                 CAPITALIZATION

    The following table sets forth the consolidated capitalization of the Company at December 27, 1997 (i) on a historical basis and (ii) as adjusted to reflect the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom to repay portions of the indebtedness outstanding under the Facilities. This table should be read in conjunction with Certain Selected Financial and Other Data included elsewhere in this Prospectus Supplement.

                                                                          AS OF DECEMBER 27,
                                                                                 1997
                                                                        ----------------------
                                                                         ACTUAL    AS ADJUSTED
                                                                        ---------  -----------
                                                                            (IN MILLIONS)
Short-term Borrowings.................................................  $     124   $     124
Senior, Unsecured Term Loan Facility..................................      1,968       1,544
Senior, Unsecured Revolving Credit Facility...........................      2,435       2,269
Notes Offered Hereby..................................................                    600
Other Long-term Debt..................................................        148         148
                                                                        ---------  -----------
  Total Debt..........................................................      4,675       4,685
Shareholders' Deficit.................................................     (1,620)     (1,620)
                                                                        ---------  -----------
  Total Capitalization................................................  $   3,055   $   3,065
                                                                        ---------  -----------
                                                                        ---------  -----------

------------------------

(1) As of March 21, 1998, $1,911 was outstanding under Tricon's term loan and $2,380 was outstanding under Tricon's revolving credit facility. Amounts outstanding under the revolving credit facility are expected to fluctuate from time to time.

                   CERTAIN SELECTED FINANCIAL AND OTHER DATA
                 (IN MILLIONS, EXCEPT RATIOS AND UNIT AMOUNTS)

    The following historical consolidated financial and other data includes Tricon and its subsidiaries as if the Company had been an independent, publicly owned company for all periods presented. The financial and other data should be read in conjunction with the Consolidated Financial Statements and the Notes thereto in the Company's Annual Report on Form 10-K for the year ended December 27, 1997 (the "1997 Form 10-K"), which is incorporated by reference in the accompanying Prospectus.

                                                                           FISCAL YEAR ENDED
                                                  --------------------------------------------------------------------
                                                  PRO FORMA(1)                        AS REPORTED
                                                  -------------  -----------------------------------------------------
                                                      1997         1997       1996       1995      1994(2)     1993
                                                  -------------  ---------  ---------  ---------  ---------  ---------
SUMMARY OF OPERATIONS
System sales (excluding Non-core Businesses)
  U.S...........................................    $  13,500       13,500     13,400     13,200     12,600     11,900
  International.................................        7,000        7,000      6,900      6,500      5,600      5,400
                                                  -------------  ---------  ---------  ---------  ---------  ---------
    Total.......................................    $  20,500       20,500     20,300     19,700     18,200     17,300
                                                  -------------  ---------  ---------  ---------  ---------  ---------
                                                  -------------  ---------  ---------  ---------  ---------  ---------
Revenues
  Company Sales.................................    $   8,846        9,112      9,738      9,813      9,170      8,118
  Franchise and license fees....................          567          569        494        437        395        344
                                                  -------------  ---------  ---------  ---------  ---------  ---------
    Total.......................................    $   9,413        9,681     10,232     10,250      9,565      8,462
                                                  -------------  ---------  ---------  ---------  ---------  ---------
                                                  -------------  ---------  ---------  ---------  ---------  ---------
Facility actions and unusual charges(3).........    $     367          421        209        402         --         --

Operating profit................................    $     276          241        372        252        582        645
Interest expense, net...........................          317          276        300        355        341        229
                                                  -------------  ---------  ---------  ---------  ---------  ---------
(Loss) income before income taxes...............    $     (41)         (35)        72       (103)       241        416
Net (loss) income...............................    $    (117)        (111)       (53)      (132)       118        238

CASH FLOW DATA
Provided by operating activities................                 $     810        713        813        894      1,019
Capital spending................................                 $     543        627        714      1,049        968
Refranchising of restaurants....................                 $     770        355        165         --         --

BALANCE SHEET
Total assets....................................                 $   5,098      6,520      6,908      7,387      6,526
Working capital deficit.........................                 $    (805)      (778)      (831)      (909)      (765)
Long-term debt..................................                 $   4,551        231        260        267        290
Total debt......................................                 $   4,675        290        404        395        416
Total shareholders' (deficit) equity(4).........                 $  (1,620)     4,239      4,575      5,002      4,378

STATISTICAL DATA
EBITDA(5)(6)....................................    $   1,307        1,326         NM         NM         NM         NM
Ratio of earnings to fixed charges(7)...........                       .91x      1.16x       .78x      1.53x      2.27x
Ratio of EBITDA to interest(5)..................         4.12x        4.80x        NM         NM         NM         NM
Ratio of total debt to EBITDA(5)................         3.58x        3.53x        NM         NM         NM         NM

OTHER DATA
Number of restaurants at year-end (excluding
  Non-core Businesses)
  System........................................                    29,712     29,096     27,894     26,212     23,927
    U.S.........................................                    20,586     20,536     19,911     18,821     17,554
    International...............................                     9,126      8,560      7,983      7,391      6,373
  Company.......................................                    11,207     12,883     13,466     13,209     11,230
U.S. Company same store sales growth
    KFC.........................................                         2%         6%         7%         2%        --
    Pizza Hut...................................                        (1)%        (4)%         4%        (6)%        5%
    Taco Bell...................................                         2%        (2)%        (4)%         2%        6%

--------------------------

(1) The pro forma data column is derived from and should be read in conjunction with the unaudited pro forma financial information included in the 1997 Form 10-K. The pro forma data does not purport to represent what the Company's results of operations would have been had the Company operated as an independent, publicly owned company, nor does it give effect to any events other than those described. The pro forma data also does not purport to project the Company's results of operations as of any future date or for any future period. The pro forma data reflects adjustments to eliminate the Company's non-core businesses disposed of in 1997 and to reflect the estimated additional interest expense and general, administrative and other expenses which the Company would have incurred as an independent, publicly owned company. For additional information regarding the pro forma adjustments, see the 1997 Form 10-K.

(2) Fiscal year 1994 consisted of 53 weeks. The fifty-third week increased 1994 revenues by $172 and earnings by approximately $23 ($14 after-tax).

(3) Includes combined facility actions and unusual charges of $421 ($322 after-tax), $209 ($168 after-tax) and $402 ($295 after-tax) for 1997, 1996 and 1995, respectively. On a pro forma basis, 1997 includes combined facility actions and unusual charges of $367 ($288 after-tax or $1.90 per share).

(4) Includes investments by and advances from PepsiCo for 1996, 1995, 1994 and 1993.

(5) EBITDA and the associated ratios have been excluded for 1996, 1995, 1994 and 1993 as the information is not meaningful since the interest reflected in these periods primarily represents an allocation from PepsiCo.

(6) EBITDA represents income before interest, income taxes, depreciation (including certain amounts allocated to corporate overhead that are included in general and administrative expenses) and amortization and excludes the noncash portion of facility actions and unusual charges of $495 for pro forma 1997 and $549 for as reported 1997. EBITDA is not intended to represent cash flow or any other measure of performance reported in accordance with generally accepted accounting principles. The Company has included EBITDA as it understands that EBITDA is used by certain investors as one measure of a company's ability to service its debt.

(7) For the fiscal years ended December 27, 1997 and December 30, 1995, earnings were insufficient to cover fixed charges by approximately $36 and $103, respectively. Earnings in 1997 include a charge of $530 ($425 after-tax) taken in the fourth quarter to refocus the Company's business. Earnings in 1995 include the noncash charge of $457 ($324 after-tax) for the initial adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

                              DESCRIPTION OF NOTES

    The $350,000,000 aggregate principal amount of 7.45% Senior Notes due May 15, 2005 (the "Seven-Year Notes") and the $250,000,000 aggregate principal amount of 7.65% Senior Notes due May 15, 2008 (the "Ten-Year Notes" and, together with the Seven-Year Notes, the "Notes") will each be issued as a separate series of senior debt securities under an Indenture, dated as of May 1, 1998 (as amended, modified or supplemented from time to time, the "Indenture"), between Tricon and The First National Bank of Chicago, as trustee (the "Trustee"). The following summary of certain provisions of each series of Notes and of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, a copy of the form of which has been filed as an exhibit to the Registration Statement of which this Prospectus Supplement and the accompanying Prospectus are a part. Capitalized terms used but not defined herein or in the accompanying Prospectus have the meanings given to them in the Indenture. This description of the particular terms of each series of Notes supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities and the Indenture set forth in the accompanying Prospectus under the heading "Description of the Debt Securities," to which description reference is hereby made. The Notes are "Debt Securities" as that term is used in the accompanying Prospectus and are also referred to therein as the "Offered Debt Securities". The term "Securities," as used under this caption, refers to all Securities issuable from time to time under the Indenture and includes the Notes.

GENERAL

    All Securities, including the Notes, to be issued under the Indenture will be senior unsecured obligations of Tricon and will rank pari passu with all other senior unsecured indebtedness of Tricon from time to time outstanding. The Indenture does not limit the aggregate principal amount of Securities which may be issued thereunder, and Securities may be issued thereunder from time to time as a single series or in two or more separate series up to the aggregate principal amount from time to time authorized by Tricon for each series. Tricon may, from time to time, without the consent of the holders of the Notes, provide for the issuance of other Securities under the Indenture in addition to the $350,000,000 aggregate principal amount of the Seven-Year Notes and the $250,000,000 aggregate principal amount of the Ten-Year Notes offered hereby.

    The Notes are obligations exclusively of Tricon. The operations of Tricon are conducted almost entirely through subsidiaries. Accordingly, the cash flow and the consequent ability to service the debt of Tricon, including the Notes, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to Tricon, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to Tricon and the right of Tricon to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that Tricon is itself recognized as a creditor of such subsidiary, in which case the claims of Tricon would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by Tricon. As of December 27, 1997, Tricon's subsidiaries had approximately $2.2 billion of indebtedness outstanding (including accounts and taxes payable, accrued liabilities and other recorded liabilities and excluding all intercompany liabilities). The Indenture does not limit Tricon's or Tricon's subsidiaries' ability to incur additional indebtedness. In addition, certain of Tricon's subsidiaries are guarantors under the Facilities.

    The Seven-Year Notes will be limited to $350,000,000 aggregate principal amount and will mature on May 15, 2005. The Ten-Year Notes will be limited to $250,000,000 aggregate principal amount and will mature on May 15, 2008. The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus Supplement. Interest on the Notes will be payable semiannually in arrears on May 15 and November 15 of each year, commencing on November 15, 1998, to the persons in whose names the Notes are registered at the close of business on April 30 or October 31, as the case may be, next preceding such

May 15 or November 15. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months. The Notes are not entitled to any mandatory redemption or sinking fund payments.

OPTIONAL REDEMPTION

    The Notes of each series will be redeemable, at the option of Tricon, in whole at any time or in part from time to time, on at least 30 but not more than 60 days prior notice mailed to DTC, at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes of such series to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) on the Notes of such series to be redeemed discounted to the date of redemption, on a semiannual basis, at the Treasury Rate (as defined herein) plus 37.5 basis points in the case of the Seven-Year Notes and 50 basis points in the case of the Ten-Year Notes, plus, in each case accrued interest thereon to the date of redemption; PROVIDED, HOWEVER, that the installments of interest whose Stated Maturity is prior to the relevant Redemption Date shall be payable to the Holders of such Notes, or one or more Predecessor Securities, of record at the close of business on the relevant Regular Record Date. Interest on the Notes shall be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    If money sufficient to pay the redemption price of and accrued interest on all Notes (or portions thereof) of any series to be redeemed on the redemption date is deposited with the Trustee on or before the redemption date and certain other conditions are satisfied, on and after such date interest will cease to accrue on the Notes (or such portions thereof) of such series called for redemption.

    "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes of the applicable series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such series of Notes. "Independent Investment Banker" means one of the Reference Treasury Dealers (as defined herein) appointed by Tricon.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations. "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

    "Reference Treasury Dealer" means each of Goldman, Sachs & Co., Chase Securities Inc., Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and their respective successors and, at the option of Tricon, additional Primary Treasury Dealers; PROVIDED, HOWEVER, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), Tricon shall substitute therefor another Primary Treasury Dealer.

    "Remaining Scheduled Payments" means, with respect to any Note of any series, the remaining scheduled payments of the principal thereof to be redeemed and interest thereon that would be due after the related redemption date but for such redemption; PROVIDED, HOWEVER, that, if such redemption date is not an interest payment date with respect to such Note of such series, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

GLOBAL SECURITIES

    The Notes of each series will be represented by one or more global securities (each, a "Global Security") that will be deposited with, or on behalf of, DTC, the depositary for the Notes, and registered in the name of Cede & Co., the nominee of DTC. So long as the Notes of any series are represented by a Global Security or Securities, the interest payable on the Notes of such series will be paid to Cede & Co., the nominee of DTC, or its registered assigns, as the registered owner of the Notes, by wire transfer in immediately available funds on each Interest Payment Date, not later than 2:30 p.m. Eastern Standard Time. If the Notes of any series are no longer represented by a Global Security or Securities, payment of interest on the Notes of such series may, at the option of the Company, be made by check mailed to the address of the person entitled thereto. A description of the DTC's procedures is set forth in the accompanying Prospectus under the heading "Description of the Debt Securities; Global Debt Securities".

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Underwriting Agreement dated the date hereof, Tricon has agreed to sell to each of the Underwriters named below, and each of such Underwriters has severally agreed to purchase, the principal amount of the Seven-Year Notes and the Ten-Year Notes set forth opposite its name below:

                                                                               PRINCIPAL AMOUNT   PRINCIPAL AMOUNT
                                                                                OF SEVEN-YEAR       OF TEN-YEAR
                                UNDERWRITER                                         NOTES              NOTES
----------------------------------------------------------------------------  ------------------  ----------------
    Goldman, Sachs & Co.....................................................   $    210,002,000    $  150,001,000
    Chase Securities Inc....................................................         46,666,000        33,333,000
    Lehman Brothers Inc.....................................................         46,666,000        33,333,000
    Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.................................................         46,666,000        33,333,000
                                                                              ------------------  ----------------
        Total...............................................................   $    350,000,000    $  250,000,000
                                                                              ------------------  ----------------
                                                                              ------------------  ----------------

    Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Notes if any are taken.

    The Underwriters propose to offer the Notes in part directly to the public at the initial public offering prices set forth on the cover page of this Prospectus Supplement and in part to certain securities dealers at such prices less a concession not to exceed 0.825% of the principal amount of the Seven-Year Notes and 0.900% of the principal amount of the Ten-Year Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed 0.500% of the principal amount of each series of Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

    The Notes are new issues of securities with no established trading market. Tricon has been advised by the Underwriters that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

    In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes; and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from Tricon in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Notes, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    Tricon has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    Mr. John L.Weinberg, a director of Tricon, is a partner at Goldman, Sachs & Co.

    Each of the Underwriters or their affiliates may from time to time engage in various general financing and banking transactions with the Company and its affiliates. In addition, each of the Underwriters or their affiliates may from time to time be lenders under the Facilities. As a lender under the Facilities, any such

Underwriter or such affiliate would receive their pro rata portion of any amounts repaid under the Facilities from the proceeds of the offering. See "Use of Proceeds."

                                 LEGAL MATTERS

    Certain legal matters with respect to the Notes being offered hereby will be passed upon for Tricon by Christian L. Campbell, Esq., Senior Vice President, General Counsel and Secretary of Tricon, and by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California, and for the Underwriters by Sidley & Austin, Chicago, Illinois. Mr. Campbell beneficially owns, and has rights to acquire under employee stock options, an aggregate of less than 1% of the outstanding common stock of Tricon. Skadden, Arps, Slate, Meagher & Flom LLP has represented each of the Underwriters from time to time on various unrelated legal matters. Sidley & Austin has represented Tricon from time to time on various unrelated legal matters.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 27, 1997 and December 28, 1996 and for each of the years in the three-year period ended December 27, 1997 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                                                      PROSPECTUS

                        TRICON GLOBAL RESTAURANTS, INC.
                                DEBT SECURITIES
                DUE NOT LESS THAN NINE MONTHS FROM DATE OF ISSUE
                                 --------------

    TRICON Global Restaurants, Inc., a North Carolina corporation (the "Company"), may offer and sell from time to time debt securities ("Debt Securities") in one or more series, in amounts, at prices and on terms to be determined by market conditions at the time of sale and to be set forth in one or more pricing or other supplement(s) to this Prospectus (including any related term sheet, a "Prospectus Supplement"). The Debt Securities will have an aggregate initial offering price of up to $2,000,000,000. Each Debt Security will bear interest at either a fixed rate established by the Company at the date of issue (a "Fixed Rate Debt Security") (which in the case of a Debt Security issued at a discount from its principal amount (a "Discount Debt Security") may be zero) or a floating rate (a "Floating Rate Debt Security"). The form in which the Debt Securities are to be issued, their specific designation, aggregate principal amount, maturity, rate and times of payment of interest, if any, redemption, exchange and sinking fund terms, if any, other rights, if any, and other specific terms will be set forth in a Prospectus Supplement relating to such Debt Securities. If so specified in the applicable Prospectus Supplement, Debt Securities of a series may be issued in whole or in part in the form of one or more temporary or permanent global securities. Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued in integral multiples of $1,000, will not be redeemable or repayable prior to maturity, and will not be subject to any sinking fund. Each Debt Security will be issued in registered form and will be represented by a single global certificate (a "Global Debt Security") or, at the option of the Company, by a certificate registered in definitive form. Each Global Debt Security will be deposited with The Depository Trust Company, as depositary ("DTC"), or with any other depositary appointed by the Company (DTC or such other depositary, the "Depositary"), and will be registered in the name of the Depositary or a nominee thereof. Beneficial interests in a Global Debt Security will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its Participants (hereinafter defined). Except under the circumstances described herein or in the applicable Prospectus Supplement, beneficial interests in a Global Debt Security will not be issuable in definitive form. The Prospectus Supplement will also contain information, as applicable, concerning certain material United States Federal income tax considerations relating to the particular Debt Securities offered thereby and whether such Debt Securities are or are intended to be listed on a national securities exchange or a foreign securities exchange. See "Certain United States Federal Tax Considerations." In the event of a variance in the terms set forth in this Prospectus and in the Prospectus Supplement applicable to a particular series of Debt Securities, the terms of the applicable Prospectus Supplement will govern.

    SEE "RISK FACTORS" BEGINNING ON PAGE 5 FOR A DISCUSSION OF CERTAIN RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                 -------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
         SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                                          (CONTINUED ON INSIDE FRONT COVER PAGE)

                                                                                  MAXIMUM AGGREGATE   MINIMUM PROCEEDS
                                                                   PRICE TO         COMMISSIONS &          TO THE
                                                                  PUBLIC(1)        DISCOUNTS(2)(3)    COMPANY(2)(3)(4)
                                                               ----------------  -------------------  -----------------
Per Debt Security............................................      100%(5)               2%                  98%
Total........................................................   $2,000,000,000       $40,000,000       $1,960,000,000

----------------

(1) The aggregate initial public offering price of all Debt Securities sold hereunder will not exceed $2,000,000,000.

(2) The Company may pay commissions to agents and offer discounts to underwriters, which commissions and discounts will not, in the aggregate, exceed 2% of the aggregate initial offering price of all Debt Securities sold through agents and underwriters. Any such commission or discount will be identified in the applicable Prospectus Supplement.

(3) An agent or underwriter may realize additional consideration from its participation as broker or counterparty in one or more swap transactions related to the issuance of Debt Securities. Each agent and underwriter will be indemnified by the Company against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(4) Before deduction of expenses payable by the Company estimated at $1,250,000.

(5) Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities will be issued at 100% of their principal amount.
                                ----------------

    This Prospectus may be used by agents, underwriters, and other dealers in connection with offers and sales of Securities in market-making transactions at negotiated prices relating to prevailing market prices at the time of sale or otherwise. This Prospectus may not be used to consummate the sale of any Securities unless accompanied by the applicable Prospectus Supplement.
                                ----------------

                 The date of this Prospectus is April 15, 1998.

(CONTINUED FROM FRONT COVER)

    The Company may sell the Debt Securities directly, through agents designated from time to time or through underwriters or dealers. See "Plan of Distribution." If any agents of the Company or any underwriters or dealers are involved in the sale of any Debt Securities in respect of which this Prospectus is being delivered, the names of such agents, underwriters or dealers and any applicable commissions or discounts will be set forth in the related Prospectus Supplement. The managing underwriter or underwriters with respect to each series sold to or through underwriters will be named in the accompanying Prospectus Supplement. It is not currently anticipated that any series of Debt Securities will be listed on any securities exchange and there can be no assurance either that the Debt Securities will be sold or, if sold, that there will be a secondary market for them. The Company or any agent or underwriter may reject any offer to purchase Debt Securities, in whole or in part, whether or not solicited. The Company will have the sole right to accept any offer to purchase Debt Securities and reserves the right to withdraw, cancel, or modify, without notice, the offer to sell Debt Securities contained in this Prospectus and in any applicable Prospectus Supplement. See "Plan of Distribution" for possible indemnification arrangements for dealers, underwriters and agents.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance therewith, the Company is required to file periodic reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at the above Washington, D.C. address at prescribed rates. In addition, the Commission maintains a site on the World Wide Web that contains reports, proxy statements and other information filed electronically with the Commission. The address of such Web site is http://www.sec.gov. Such material can also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, N.Y. 10005.

    The Company has filed with the Commission in Washington, D.C. a registration statement on Form S-3 (including all amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Debt Securities offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. Such additional information is available for inspection and copying at the offices of the Commission. Statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference herein or therein as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to, or incorporated by reference in, the Registration Statement, each such statement being qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997 has been filed by the Company with the Commission and is hereby incorporated herein by reference.

    In addition to the foregoing, all documents filed by the Company pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Debt Securities shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. Subject to the foregoing, all information appearing in this Prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference.

    ANY PERSON RECEIVING A COPY OF THIS PROSPECTUS MAY OBTAIN WITHOUT CHARGE, UPON REQUEST, A COPY OF ANY OF THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, EXCEPT FOR THE EXHIBITS TO SUCH DOCUMENTS (UNLESS ANY SUCH EXHIBIT IS SPECIFICALLY INCORPORATED BY REFERENCE THEREIN). REQUESTS SHOULD BE DIRECTED TO TRICON GLOBAL RESTAURANTS, INC., 1441 GARDINER LANE, LOUISVILLE, KENTUCKY 40213, TELEPHONE NUMBER (502) 874-1000, ATTENTION: INVESTOR RELATIONS.

                            ------------------------

    The Company's principal executive offices are located at 1441 Gardiner Lane, Louisville, Kentucky 40213, and its telephone number is (502) 874-1000.

    Unless otherwise indicated, currency amounts in this Prospectus and any Prospectus Supplement are stated in United States dollars ("$," "dollars," "U.S. dollars" or "U.S.$").

                            ------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THEIR RESPECTIVE DATES.

    The information set forth in this Prospectus and/or any applicable Prospectus Supplement is directed to prospective purchasers who are residents of the United States. The Company disclaims any responsibility to advise prospective purchasers as to issues regarding the purchase or ownership of or receipt of payments under any Debt Security by residents of countries other than the United States. Persons who are not residents of the United States are advised to consult their legal, tax, and financial advisors with regard to such matters.

                            ------------------------

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT, PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS BEFORE PURCHASING THE SECURITIES OFFERED HEREBY. AS USED IN THIS PROSPECTUS, "PEPSICO" MEANS PEPSICO, INC., A NORTH CAROLINA CORPORATION, AND "SPIN-OFF" REFERS TO THE DISPOSAL BY PEPSICO OF ITS RESTAURANT BUSINESS PURSUANT TO A PRO RATA DISTRIBUTION OF THE COMPANY'S COMMON STOCK TO THE HOLDERS OF PEPSICO'S COMMON STOCK EFFECTED ON OCTOBER 6, 1997.

ABSENCE OF OPERATING HISTORY AS AN INDEPENDENT BUSINESS

    Prior to the Spin-off, the Company operated as a segment of PepsiCo. Accordingly, although the Company's management has experience in the industry, it has limited experience operating the Company as a stand-alone business. To operate effectively, the Company will be required to continue to implement changes in certain aspects of its business, improve and expand its information systems and develop, manage and train management level and other employees. Failure to take such actions, or delays in the implementation thereof, could adversely affect the Company's financial condition and results of operations.

CERTAIN TAX RISKS OF THE SPIN-OFF

    In connection with the Spin-off, PepsiCo received a ruling from the Internal Revenue Service (the "IRS") to the effect, among other things, that the Spin-off would qualify as a tax-free reorganization under Sections 355 and 368 of the Internal Revenue Code of 1986, as amended. Such a ruling, while generally binding upon the IRS, is subject to certain factual representations and assumptions provided by PepsiCo. The Company has agreed to certain restrictions on its future actions to provide further assurances that the Spin-off will qualify as tax-free. If the Company fails to abide by such restrictions and, as a result, the Spin-off fails to qualify as a tax-free reorganization, then the Company will be obligated to indemnify PepsiCo for any resulting tax liability, which could be substantial.

RISKS RELATING TO FOREIGN OPERATIONS

    The Company's restaurants are operated, whether directly or by joint ventures, franchisees or licensees, in numerous foreign countries and territories, especially in Asia. During the 1997 fiscal year, the Company's revenues from international operations were approximately $2.3 billion. As a result, the Company's business and operations are subject to the risk of changes in economic conditions and, to a lesser extent, changes in social and political conditions inherent in foreign operations, including changes in the laws and policies that govern foreign investment in countries where the Company's restaurants are operated as well as, to a lesser extent, changes in United States laws and regulations relating to foreign trade and investment. In addition, the Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates, which may favorably or adversely affect reported earnings. There can be no assurance as to the future effect of any such changes in economic, social and political conditions on the Company's business or financial condition.

SUBSTANTIAL LEVERAGE

    The Company has substantial indebtedness which will require the Company to generate sufficient cash flow. At December 27, 1997, the Company had long-term indebtedness outstanding of approximately $4.6 billion. As a result, the Company will be subject to significant interest expense and principal repayment obligations. Such leverage could also adversely effect the ability of the Company to obtain financing in the future or to undertake refinancings on terms and subject to conditions deemed acceptable by the Company.

OWNERSHIP INITIATIVES

    In an effort to increase cash flow and improve operating margins, the Company has implemented a strategy to reduce its percentage ownership of total system units by selling Company-operated restaurants to existing and new franchisees ("refranchising") and closing certain underperforming units. As a result of such refranchising activity, as well as the closure of underperforming units, the Company's overall ownership of total system units (i.e. Company and joint venture units in which the Company participates) declined from 50% at year-end 1994 to 38% at year-end 1997. The continuation of the refranchising program depends on the Company's ability to identify and offer to qualified franchisees Company restaurants at prices considered by the Company to be appropriate. There can be no assurance as to whether, or to what extent, management will be able to effect refranchising activities in the future.

FORWARD-LOOKING STATEMENTS

    From time to time, in both written reports and oral statements, the Company presents "forward-looking statements" within the meaning of Federal and state securities laws, including those identified by such words as "may," "will," "expect," "believe," "plan" and other similar terminology. These "forward-looking statements" reflect the Company's current expectations and are based upon data available at the time of the statements. Actual results involve risks and uncertainties, including both those specific to the Company and those specific to the industry, and could differ materially from expectations.

    Company risks and uncertainties include, but are not limited to, the lack of experience of the Company's management group in operating the Company as an independent, publicly owned business; potentially substantial tax contingencies related to the Spin-off (as defined below), which, if they occur, require the Company to indemnify PepsiCo; the Company's substantial debt leverage and the attendant potential restriction on the Company's ability to borrow in the future, as well as the substantial interest expense and principal repayment obligations; potential unfavorable variances between estimated and actual liabilities both as contained in the PepsiCo-prepared balance sheet for the restaurant businesses as of the date of the Spin-off and related to the sale of the Company's non-core businesses; third party failures to achieve timely, effective Year 2000 remediation; and the potential inability to identify and offer to qualified franchisees Company restaurants at prices the Company considers appropriate under its strategy to reduce the percentage of system units the Company operates.

    Industry risks and uncertainties include, but are not limited to, global and local business and economic and political conditions; legislation and governmental regulation; competition; success of operating initiatives and advertising and promotional efforts; volatility of commodity costs and increases in minimum wage and other operating costs; availability and cost of land and construction; adoption of new, or changes in, accounting policies and practices; consumer preferences, spending patterns and demographic trends; political or economic instability in local markets; and currency exchange rates.

                                USE OF PROCEEDS

    Unless otherwise indicated in an accompanying Prospectus Supplement, the Company intends to use the net proceeds from the issuance and sale of the Debt Securities for general corporate purposes, including, without limitation, to repay portions of the indebtedness outstanding under the Company's bank credit facilities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    Set forth below are the consolidated ratios of earnings to fixed charges for the Company for the fiscal years ended 1997, 1996, 1995, 1994 and 1993.

                                                                          1997       1996       1995       1994       1993
                                                                        ---------  ---------  ---------  ---------  ---------
Ratio of earnings to fixed charges (1)(2)(3)(4).......................    .91x       1.16x      0.78x      1.53x      2.27x

------------------------

(1) Included in earnings through the date of the Spin-off are certain allocations related to overhead costs and interest expense from PepsiCo. For purposes of these ratios, earnings are calculated by adding to (subtracting from) income from continuing operations before income taxes and cumulative effect of accounting changes the following: fixed charges, excluding capitalized interest; and losses and (undistributed earnings) recognized with respect to less than 50% owned equity investments. Fixed charges consist of interest on borrowings, the allocation of PepsiCo's interest expense and that portion of rental expense that approximates interest. For a description of the PepsiCo allocations, see the Company's Annual Report on Form 10-K for the fiscal year ended December 27, 1997.

(2) Includes the impact of unusual, disposal and other charges of $174 million ($159 million after tax) in fiscal year 1997, $246 million ($189 million after tax) in fiscal year 1996 and $457 million ($324 million after tax) in fiscal year 1995. Excluding the impact of such charges, the ratio of earnings to fixed charges would have been 1.35x, 1.74x and 1.74x for the fiscal years ended 1997, 1996 and 1995, respectively.

(3) The Company is contingently liable for obligations of certain franchisees and other unaffiliated parties. Fixed charges associated with such obligations aggregated approximately $17 million during fiscal year 1997. Such fixed charges, which are contingent, have not been included in the computation of the ratios.

(4) For the fiscal years ended December 27, 1997 and December 30, 1995, earnings were insufficient to cover fixed charges by approximately $36 million and $103 million, respectively. Earnings in 1997 include a charge of $530 million ($425 million after tax) taken in the fourth quarter to refocus the Company's business. Earnings in 1995 include the noncash charge of $457 million ($324 million after tax) for the initial adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of."

                       DESCRIPTION OF THE DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to the Debt Securities so offered will be described in the Prospectus Supplement relating to such Debt Securities.

    The Debt Securities may be issued, from time to time, in one or more series under an Indenture (the "Indenture") to be entered into between the Company and The First National Bank of Chicago, as Trustee (the "Trustee"). A copy of the form of the Indenture is filed as an exhibit to the Registration Statement. Capitalized terms used in this section which are not otherwise defined in this Prospectus shall have the meanings set forth in the Indenture. The following summaries of certain provisions of the Debt Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by express reference to, all the provisions of the Indenture, including the definitions therein of certain terms.

GENERAL

    The Debt Securities will be senior, direct, unsecured obligations of the Company and, as such, will rank PARI PASSU in right of payment with all existing and future unsecured unsubordinated indebtedness of the Company and senior in right of payment to all subordinated indebtedness of the Company. The Debt Securities will be effectively subordinated to (i) all existing and future liabilities of the Company's subsidiaries and (ii) all existing and future senior secured indebtedness of the Company.

    The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder and provides that Debt Securities may be issued thereunder from time to time in one or more series.

    Under the Indenture, the Company will have the ability to issue Debt Securities with terms different from those of Debt Securities previously issued, without the consent of the holders of previously issued series of Debt Securities, in an aggregate principal amount determined by the Company.

    Debt Securities may be issued as Discount Securities, which may be sold at a discount below their principal amount. Even if Debt Securities are not issued at a discount below their principal amount, such Debt Securities may, for United States Federal income tax purposes, be deemed to have been issued with "original issue discount" ("OID") because of certain interest payment characteristics. Special United States Federal income tax considerations applicable to Debt Securities issued with original issue discount, including Discount Securities, in addition to those described under the caption "Certain United States Federal Income Tax Considerations," will be described in more detail in any applicable Prospectus Supplement. In addition, special United States Federal tax considerations or other restrictions or terms applicable to any Debt Securities that are issuable in bearer form, offered exclusively to United States Aliens or denominated in a currency other than United States dollars will be set forth in a Prospectus Supplement relating thereto.

    The applicable Prospectus Supplement or Prospectus Supplements will describe, among other things, the following terms of the Debt Securities offered thereby (the "Offered Debt Securities"): (i) the title of the Offered Debt Securities; (ii) any limit on the aggregate principal amount of the Offered Debt Securities; (iii) whether the Offered Debt Securities are to be issuable as registered securities or bearer securities or both and whether the Offered Debt Securities may be represented initially by a Debt Security in temporary or permanent global form, and if so, the initial Depositary with respect to such temporary or permanent global Debt Security and whether and the circumstances under which beneficial owners of interests in any such temporary or permanent global Debt Security may exchange such interests for Debt Securities of such series and of like tenor of any authorized form and denomination; (iv) the price or prices at which the Offered Debt Securities will be issued; (v) the date or dates on which the principal of the Offered Debt Securities is payable (the "Principal Payment Date") or the method of determination thereof; (vi) the place or places where and the manner in which the principal of and premium, if any, and interest, if any, on such Offered Debt Securities will be payable and the place or places where such Offered Debt Securities may be presented for transfer and, if applicable, conversion or exchange and notices and demands to or upon the Company in respect of the Securities of the series may be served; (vii) the rate or rates at which the Offered Debt Securities will bear interest, or the method of calculating such rate or rates, if any, and the date or dates from which such interest, if any, will accrue; (viii) the Stated Maturities (as defined below) of installments of interest (the "Interest Payment Dates"), if any, on which any interest on the Offered Debt Securities will be payable, and the Regular Record Date for any interest payable on any Offered Debt Securities which are registered securities; (ix) the obligation, if any, of the Company to redeem or purchase Debt Securities of the series pursuant to any sinking fund or analogous provisions or at the option of a holder thereof, the conditions, if any, giving rise to such right or obligation, and the period or periods within which, and the price or prices at which and the terms and conditions upon which Debt Securities of the series shall be redeemed or purchased, in whole or part, and any provisions for the remarketing of such Debt Securities; (x) whether such Offered Debt Securities are convertible or exchangeable into other securities and, if so, the terms and conditions upon which such conversion or exchange will be effected including the initial conversion or exchange price or rate and any adjustments thereto, the conversion or exchange period and other conversion or exchange provisions; (xi) any terms applicable to such Offered Debt Securities issued at an issue price below their stated principal amount, including the issue price thereof and the rate or rates at which such original issue discount will accrue; (xii) if the amount of payments of principal of and interest, if any, on the Offered Debt Securities is to be determined by reference to an index, formula or other method, the manner in which such amounts are to be determined and the calculation agent, if any, with respect thereto; (xiii) if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities which will be payable upon declaration of acceleration of the maturity thereof pursuant to an Event of Default; (xiv) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Offered Debt Securities and whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth herein; (xv) any special United States Federal income tax considerations applicable to the Offered Debt Securities, in addition to those described under the caption "Certain United States Federal Income Tax Considerations"; (xvi) any other terms required for the establishment of a series of Offered Debt Securities that are bearer securities, including but not limited to, tax compliance procedures; (xvii) the person to whom any interest will be payable on any Offered Debt Security that is a registered security, if other than the person in whose name the Offered Debt Security is registered at the close of business on the Regular Record Date for the payment of such interest; (xviii) the manner in which, or the person to whom, any interest on any Offered Debt Security that is a bearer security will be payable, if other than upon presentation and surrender of the coupons appertaining thereto, and the extent to which, or the manner in which, any interest payable on a temporary or definitive global security on an Interest Payment Date will be paid; (xix) the period or periods within which, the price or prices at which and the terms and conditions upon which, Offered Debt Securities may be redeemed, in whole or in part, at the option of the Company;
(xx) the denominations in which any registered securities of the series shall be issuable, if other than denominations of $1,000 and any integral multiple thereof, and the denomination or denominations in which any bearer securities of the series shall be issuable, if other than denominations of $5,000 and $100,000; (xxi) if the Offered Debt Securities may be issued or delivered (whether upon original issuance or upon exchange of a temporary Security of such series or otherwise), or any installment of principal or any interest is payable only, upon receipt of certain certificates or other documents or satisfaction of other conditions in addition to those specified in the Indenture, the form and terms of such certificates, documents or conditions; and (xxii) any other terms of the Offered Debt Securities not inconsistent with the provisions of the Indenture. The applicable Prospectus Supplement relating to any series of Debt Securities offered hereby in respect of which this Prospectus is being delivered will also describe the rights, if any, to defer payments of interest on the Debt Securities of such series by extending the interest payment period, and the duration of such extensions. The foregoing is not intended to be an exclusive list of the terms that may be applicable to any Offered Debt Securities and shall not limit in any respect the ability of the Company to issue Debt Securities with terms different from or in addition to those described above or elsewhere in this Prospectus provided that such terms are not inconsistent with the Indenture and this Prospectus. Any such Prospectus Supplement will also describe any special provisions for the payment of additional amounts with respect to the Offered Debt Securities.

    The operations of the Company will be conducted almost entirely through subsidiaries. Accordingly, the cash flow and the consequent ability to service debt of the Company, including the Debt Securities, are dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company, whether by dividends, loans or otherwise. The payment of dividends and the making of loans and advances to the Company by its subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the Debt Securities to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

FORM, EXCHANGE, REGISTRATION AND TRANSFER

    The Debt Securities of a series may be issued solely as registered securities, solely as bearer securities (with or without coupons attached) or as both registered securities and bearer securities. Bearer securities will not be issued to United States persons, except as otherwise permitted by United States tax laws. Debt Securities of a series may be issuable in whole or in part in the form of one or more global Debt Securities, as described below under "Global Debt Securities." Unless otherwise indicated in an applicable Prospectus Supplement, registered securities will be issuable in denominations of $1,000 and integral multiples thereof, and bearer securities will be issuable in denominations of $5,000 and $100,000. Unless otherwise indicated in an applicable Prospectus Supplement, Debt Securities will be issued in fully registered form and will be represented by a Global Debt Security.

    Registered securities of any series will be exchangeable for other registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. In addition, if Debt Securities of any series are issuable as both registered securities and as bearer securities, at the option of the holder, subject to the terms of the Indenture, bearer securities (accompanied by all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for registered securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable Prospectus Supplement, any bearer security surrendered in exchange for a registered security between a Regular Record Date or a Special Record Date and the relevant date for payment of interest will be surrendered without the coupon relating to such date for payment of interest and interest will not be payable in respect of the registered security issued in exchange for such bearer security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Bearer securities may not be issued in exchange for registered securities.

    Debt Securities may be presented for exchange as provided above, and unless otherwise indicated in an applicable Prospectus Supplement, registered securities may be presented for registration of transfer, at the office or agency of the Company designated as registrar or co-registrar with respect to any series of Debt Securities, without service charge and upon payment of any taxes, assessments or other governmental charges as described in the Indenture. Such transfer or exchange will be effected on the books of the registrar or any other transfer agent appointed by the Company upon such registrar or transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company intends to initially appoint the Trustee as registrar and the name of any different or additional registrar designated by the Company with respect to the Offered Debt Securities will be included in the Prospectus Supplement relating thereto. If a Prospectus Supplement refers to any transfer agent (in addition to the registrar) designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a transfer agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (in addition to the registrar) a transfer agent in a Place of Payment for such series located outside the United States. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

    Unless otherwise indicated in an applicable Prospectus Supplement, the Indenture does not include covenants limiting the amount of indebtedness that may be incurred or otherwise restricting the Company's ability to enter into a highly leveraged transaction, including a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Debt Securities, if such transaction is a permissible consolidation, merger or similar transaction. In addition, unless otherwise specified in an applicable Prospectus Supplement, the Indenture does not afford the holders of the Debt Securities the right to require the Company to repurchase or redeem the Debt Securities in the event of a highly leveraged transaction. See "Mergers and Sale of Assets."

    In the event of any partial redemption of Debt Securities of any series, the Company will not be required to (i) issue, register the transfer of or exchange Debt Securities of that series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on (a) if Debt Securities of the series are issuable only as registered securities, the day of mailing of the relevant notice of redemption, and (b) if Debt Securities of the series are issuable as bearer securities, the day of the first publication of the relevant notice of redemption or, if Debt Securities of the series are also issuable as registered securities and there is no publication, the mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any registered security, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part; or (iii) exchange any bearer security called for redemption, except to exchange such bearer security for a registered security of that series and of like tenor and principal amount that is immediately surrendered for redemption.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on registered securities will be made at the office of such paying agent or paying agents as the Company may designate from time to time, except that at the option of the Company payment of principal or interest may be made by check or by wire transfer to an account maintained by the payee. Unless otherwise indicated in an applicable Prospectus Supplement, payment of any installment of interest on registered securities will be made to the person in whose name such registered security is registered at the close of business on the Regular Record Date for such interest. Unless otherwise indicated in an applicable Prospectus Supplement, (a) the Regular Record Date with respect to a payment of principal (other than a payment of principal payable on a Maturity Date (as defined below)) will be the fifteenth day prior to the applicable Principal Payment Date; (b) the Record Date with respect to a payment of interest (other than a payment of interest payable on the date on which the entire principal amount outstanding under a Debt Security becomes due and payable, whether scheduled, by acceleration, call for redemption or otherwise (a "Maturity Date")) will be the fifteenth day prior to the applicable Interest Payment Date; (c) the initial interest payment on a Debt Security will be made on the first Interest Payment Date occurring at least 15 calendar days after the date of issue to the holder of record as of the applicable Regular Record Date; and (d) any payment of principal, premium, and/or interest payable on a Maturity Date will be payable to the holder in whose name the Debt Security is registered as of such date.

    Unless otherwise indicated in an applicable Prospectus Supplement, payment of principal of and interest, if any, on bearer securities will be payable, subject to any applicable laws and regulations, at the offices of such paying agents outside the United States as the Company may designate from time to time, or by check or by wire transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable Prospectus Supplement, any payment of interest on any bearer securities will be made only against surrender of the coupon relating to such interest installment.

    Unless otherwise indicated in an applicable Prospectus Supplement, the Trustee will be designated as the Company's sole paying agent for payments with respect to Debt Securities which are issuable solely as registered securities and as the Company's paying agent in the Borough of Manhattan, the City of New York, for payments with respect to Debt Securities (subject to any limitations described in any applicable Prospectus Supplement) which are issuable as bearer securities. Any paying agents outside the United States and any other paying agents in the United States initially designated by the Company for the Offered Debt Securities will be named in an applicable Prospectus Supplement. The Company may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that, if Debt Securities of a series are issuable only as registered securities, the Company will be required to maintain a paying agent in each Place of Payment for such series and, if Debt Securities of a series are issuable as bearer securities, the Company will be required to maintain (i) a paying agent in the Borough of Manhattan, the City of New York for payments with respect to any registered securities of the series (and for payments with respect to bearer securities of the series in the circumstances described in the Indenture, but not otherwise), and (ii) a paying agent in a Place of Payment located outside the United States where Debt Securities of such series and any related coupons may be presented and surrendered for payment.

    All monies paid by the Company to a paying agent for the payment of principal of or interest, if any, on any Debt Security which remains unclaimed at the end of two years after such principal or interest shall have become due and payable will be repaid to the Company, and the holder of such Debt Security or any coupon will thereafter look only to the Company for payment thereof.

CALCULATIONS AND CALCULATION AGENT

    Any calculations to be made with respect to a given Debt Security will be made by the calculation agent, which may be either the Company or its appointed agent, as identified in the applicable Prospectus Supplement (the Company or any agent so identified in the applicable Prospectus Supplement, the "Calculation Agent"). All determinations and calculations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and in the absence of manifest error will be conclusive for all purposes and binding on the holders of the subject Debt Securities.

    All currency amounts resulting from calculations with respect to any Debt Security will be rounded, if necessary, to the nearest cent, with one-half of a cent being rounded upward. All percentages resulting from any calculation with respect to any Debt Security will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (.0000001), with five one-millionths of a percentage point rounded upward--e.g., .09876545 (or 9.876545%) being rounded to .0987655 (or 9.87655%).

FIXED RATE DEBT SECURITIES

    Each Fixed Rate Debt Security will bear interest at the rate stated on the face thereof and/or in the applicable Prospectus Supplement until the principal thereof is paid or duly made available for payment. Unless otherwise specified in the applicable Prospectus Supplement, such interest will be computed on the basis of a 360-day year of twelve 30-day months.

    Interest payments on each Fixed Rate Debt Security will include interest accrued from (and including) the issue date or such other date set forth in the applicable Prospectus Supplement (the "Interest Accrual Date") or the last date in respect of which interest has been paid, as the case may be, to (but excluding) the next succeeding Interest Payment Date or the Maturity Date, as the case may be. The interest rates that the Company will agree to pay on newly-issued Fixed Rate Debt Securities are subject to change without notice from time to time, but no such change will affect any Fixed Rate Debt Security previously issued.

    If any Interest Payment Date or Principal Payment Date (including the Maturity Date) for any Fixed Rate Debt Security would fall on a day that is not a Business Day, the payment of interest and/or principal (and premium, if any) that would otherwise be payable on such date will be postponed to the next succeeding Business Day, and no additional interest on such payment will accrue as a result of such postponement.

FLOATING RATE DEBT SECURITIES

    Each Floating Rate Debt Security will bear interest until the principal thereof is paid or duly made available for payment at a rate to be determined by reference to the base rate specified in the applicable Prospectus Supplement (the "Base Rate"), plus or minus the "Spread", if any, and/or (i) multiplied by the "Spread Multiplier", if any, or (ii) divided by the "Spread Divisor", if any. The "Spread" is the number of basis points (each basis point being equal to one one-hundredth of a percentage point) to be added to or subtracted from the Base Rate. The "Spread Multiplier", if any, and the "Spread Divisor", if any, are the amounts by which the Base Rate, or the Base Rate as adjusted by the Spread, will be multiplied or divided. The Spread, if any, the Spread Multiplier, if any, the Spread Divisor, if any, and the period of maturity of the instrument or obligation with respect to which the Base Rate is calculated (the "Index Maturity") will be specified in the applicable Prospectus Supplement.

    If specified in the applicable Prospectus Supplement, a Floating Rate Debt Security may also have either or both of the following: (i) a maximum limitation, or ceiling, on the rate of interest that may accrue during any interest period (a "Maximum Interest Rate"), and (ii) a minimum limitation, or floor, on the rate of interest that may accrue during any interest period (a "Minimum Interest Rate"). In addition to any Maximum Interest Rate that may be applicable to a Floating Rate Debt Security, the interest rate on a Floating Rate Debt Security will be limited to the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

    The rate of interest on each Floating Rate Debt Security will be reset daily, weekly, monthly, quarterly, semiannually, annually, or otherwise, as specified in the applicable Prospectus Supplement (each such period an "Interest Period" and the first day of any Interest Period an "Interest Reset Date"). The foregoing notwithstanding (i) the interest rate in effect from the Interest Accrual Date to the first Interest Reset Date will be the initial interest rate specified in the applicable Prospectus Supplement (the "Initial Interest Rate"),
(ii) the interest rate in effect for the 15 calendar days prior to any Maturity Date other than the date on which the Debt Security is scheduled to mature (the "Scheduled Maturity Date") will be the interest rate in effect on the fifteenth day preceding such Maturity Date, and (iii) with respect to any Floating Rate Debt Security for which interest is reset daily or weekly, the interest rate in effect for the two-day period immediately preceding any Interest Payment Date will be the interest rate that was in effect on the first day of such two-day period. If any Interest Reset Date for a Floating Rate Debt Security would otherwise be a day that is not a Business Day, such Interest Reset Date will be the next succeeding Business Day, PROVIDED, HOWEVER, that in the case of a Floating Rate Debt Security whose interest rate is determined by reference to LIBOR, if the next succeeding Business Day falls in the next succeeding calendar month, such Interest Reset Date will be the immediately preceding Business Day.

    Interest payments on a Floating Rate Debt Security will be equal to the amount of interest accrued from (and including) the Interest Accrual Date or from (and including) the last date to which interest has been paid, as the case may be, to (but excluding) the applicable Interest Payment Date, except that interest payable on the Maturity Date will include interest accrued to (but excluding) the Maturity Date. If any Interest Payment Date (other than the Maturity Date) for any Floating Rate Debt Security would otherwise be a day that is not a Business Day, the payment of interest that would otherwise be payable on such date will be postponed to the next succeeding Business Day, PROVIDED, HOWEVER, that in the case of a Floating Rate Debt Security whose interest rate is determined by reference to LIBOR, if the next succeeding Business Day falls in the next succeeding calendar month, such Interest Payment Date will be the immediately preceding Business Day. If the Maturity Date for any Floating Rate Debt Security falls on a day that is not a Business Day, the payment of principal, premium, if any, and interest, if any, otherwise payable on such date will be postponed to the next succeeding Business Day, and no interest on such payment will accrue as a result of such postponement.

    Accrued interest on a Floating Rate Debt Security will be calculated by multiplying the principal amount of such Floating Rate Debt Security by an accrued interest factor. The accrued interest factor will be computed as the sum of the interest factors calculated for each day in the period for which interest is being paid. The interest factor for any day in such period will be computed by dividing the interest rate in effect on such day by 360, or as otherwise specified in the applicable Prospectus Supplement.

    Upon the request of the holder of any Floating Rate Debt Security, the Calculation Agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next Interest Reset Date.

GLOBAL DEBT SECURITIES

    Upon issuance, all Global Debt Securities having the same original issue date, Stated Maturity and otherwise having identical terms and provisions will be represented by a single global security (each, a "Global Security"); PROVIDED, HOWEVER, that if by reason of the foregoing, a single Global Security would exceed $200,000,000 in aggregate principal amount, one Global Security will be issued to represent each $200,000,000 of aggregate principal amount and an additional Global Security will be issued to represent any remaining principal amount. Each Global Security representing Global Debt Securities will be deposited with, or on behalf of, the Depositary. Except as set forth below, a Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any nominee to a successor of the Depositary or a nominee of such successor.

    The descriptions of the operations and procedures of DTC that follow are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact DTC or its participants directly to discuss these matters.

    DTC, New York, New York will be the initial Depositary with respect to the Global Debt Securities. DTC has advised the Company that it is a limited-purpose trust company organized under the Laws of the State of New York, a "banking organization" within the meaning of the Laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the clearance and settlement of securities transactions among its Participants, such as transfers and pledges in deposited securities through electronic computerized book-entry changes in accounts of the Participants, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including the Agents. DTC is owned by a number of Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of the Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, securities brokers and dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly ("Indirect Participants").

    Purchases of Global Debt Securities under DTC's book-entry system must be made by or through Participants, which will receive a credit for the Debt Securities on the records of DTC. The ownership interest of each actual purchaser of each Global Debt Security (the "Beneficial Owner") is in turn to be recorded on the Participants' or Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings from the Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Debt Securities will be effected only through entries made on the books of Participants acting on behalf of Beneficial Owners. For every transfer and exchange of the Global Debt Securities, the Beneficial Owner may be charged a sum sufficient to cover such allocable share of any tax, fee or other governmental charge required to be paid with respect thereto. Beneficial Owners will not receive certificates representing their ownership interests in the Global Debt Securities, except in the event that use of the book-entry system for the Global Debt Securities is discontinued. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in a Global Security.

    To facilitate subsequent transfers, all Global Debt Securities deposited by Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of Global Debt Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Debt Securities; DTC's records reflect only the identity of the Participants to whose accounts such Global Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Global Debt Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, Beneficial Owners of a Global Security or Securities will not be entitled to have Global Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Global Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of DTC and, if such person is not a Participant or Indirect Participant, on the procedures of the Participants or Indirect Participants through which such Person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in such Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, DTC would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize Beneficial Owners owning through such Participants to give or to take such action or would otherwise act upon the instructions of Beneficial Owners. Conveyance of notices and other communications by DTC to Participants, by Participants to Indirect Participants, and by Participants and Indirect Participants to Beneficial Owners, will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Payments of principal of and interest, if any, on the Global Debt Securities represented by a Global Security will be made to DTC or its nominee, Cede & Co., as registered owner of the Global Debt Securities, then paid by DTC to the Participants and thereafter paid by the Participants and Indirect Participants to the Beneficial Owners. DTC's practice is to credit the accounts of the Participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interest in such Global Security as shown on the records of DTC, unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants and Indirect Participants and not of DTC, the Trustee or the Company, subject to any statutory and regulatory requirements as may be in effect from time to time. No assurances can be provided that in the event of bankruptcy or insolvency of DTC, a Participant or Indirect Participant through which a Beneficial Owner holds interests in the Global Debt Securities, payment will be made by DTC, the Participant or the Indirect Participant on a timely basis.

    Redemption notices shall be sent to Cede & Co. If less than all of the Debt Securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

    DTC may determine to discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable written notice to the Trustee and the Company and discharging its responsibilities under applicable law. In addition, the Company at its sole discretion may terminate the services of DTC (or substitute depositary or its successor) with respect to the Debt Securities.

    The Company and the Trustee will not have any responsibility or obligation to Participants, to Indirect Participants or to any Beneficial Owner with respect to (i) accuracy of any records maintained by DTC, any Participant or any Indirect Participant; (ii) the payment by DTC or any Participant or Indirect Participant of any amount with respect to the principal of, or premium, if any, or interest on the Debt Securities; (iii) the timely exercise by DTC, any Participant or any Indirect Participant of any directions of a Beneficial Owner with respect to any tender or election not to tender Debt Securities; (iv) any notice which is permitted or required to be given under the Indenture; (v) the selection by DTC, any Participant or any Indirect Participant of any person to receive payment in the event of a partial redemption of the Debt Securities; or
(vi) any consent given or other action taken by DTC as the registered owners of the Debt Securities.

    Secondary trading in notes and debentures is generally settled in clearinghouse or next day funds. In contrast, beneficial interests in a Debt Security, in some cases, may trade in DTC's same day funds settlement system, in which secondary market trading activity in those beneficial interests would be required by DTC to settle in immediately available funds. There is no assurance as to the effect, if any, that settlement in immediately available funds would have on trading activity in such beneficial interests. Also, settlement for purchases of beneficial interests in a Debt Security upon the original issuance thereof may be required to be made in immediately available funds.

    In addition to any reason specified in the applicable Prospectus Supplement, if at any time: (i) DTC is unwilling or unable to continue as Depositary and a successor Depositary is not appointed by the Company within 90 days, or (ii) the Company determines in its discretion not to have the Global Debt Securities represented by the Global Security or Securities and delivers to the Trustee an order to such effect, then the Global Security or Securities will be exchangeable for certificates registered in definitive form of like tenor and of an equal aggregate principal amount, in denominations of $1,000 and integral multiples thereof. Such definitive Debt Securities shall be registered in such name or names as DTC shall instruct the Trustee. It is expected that such instructions may be based upon directions received by DTC from Participants with respect to ownership of beneficial interests in Global Securities.

CERTAIN COVENANTS

    LIMITATION ON LIENS

    The Company shall not create, assume or suffer to exist any Lien on any Restricted Property to secure any Debt of the Company, any Subsidiary or any other person, or permit any Subsidiary so to do, without securing the Debt Securities having the benefit of this covenant by such Lien equally and ratably with (or prior to) such Debt for so long as such Debt shall be so secured, subject to the following exceptions: (a) with respect to any series of Debt Securities, Liens existing on the date of issuance of such series; (b) Liens on Restricted Property of corporations at the time they become Subsidiaries; (c) Liens existing on Restricted Property when acquired by the Company or any Subsidiary (including through merger or consolidation); (d) Liens to secure Debt incurred to finance the purchase price, construction, alteration, repair or improvement of Restricted Property; (e) Liens securing Debt of a Subsidiary owing to the Company or another Subsidiary;
(f) Liens securing industrial development, pollution control, or similar revenue bonds or in favor of governmental bodies to secure progress, advance or other payments pursuant to any contract or provision of law; (g) Liens (i) to secure the payment of all or any part of the purchase price of any Restricted Property or the cost of construction, installation, renovation, improvement or development thereon or thereof or (ii) to secure any Debt incurred prior to, at the time of, or within 360 days after the later of the acquisition, the completion of such construction, installation, renovation, improvement or development or the commencement of full operation of such property for the purpose of financing all or any part of the purchase price or cost thereof; (h) Liens otherwise prohibited by this covenant, securing Debt which, together with the aggregate outstanding principal amount of all other Debt of the Company and its Subsidiaries owning Restricted Property which is secured by Liens that would otherwise be prohibited by this covenant and the Value of Sale and Leaseback Transactions effected in accordance with this clause (h), does not exceed 10% of Consolidated Net Tangible Assets; and (i) any extension, renewal or refunding of any Liens referred to in the foregoing clauses; provided, however, that in the case of this clause (i), the principal amount of Debt secured thereby shall not exceed the principal amount of Debt, plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

    LIMITATION ON SALE AND LEASEBACK TRANSACTIONS

    The Company shall not, and shall not permit any Subsidiary to, enter into any Sale and Leaseback Transaction unless (a) the Company or such Subsidiary would be entitled under the provisions described above under "Limitations on Liens" to incur Debt in a principal amount equal to the Value of such Sale and Leaseback Transaction, secured by Liens on the facilities to be leased, without equally and ratably securing the Debt Securities having the benefit of this covenant, or (b) the Company or such Subsidiary, during the six months following the effective date of such Sale and Leaseback Transaction, applies an amount equal to the Value of such Sale and Leaseback Transaction to the acquisition of Restricted Property or to the retirement of Debt Securities or Funded Debt, whether by redemption, defeasance, repurchase or otherwise, and after crediting to the amount applied pursuant to this provision the principal amount of any Debt Securities or Funded Debt retired or delivered to the Trustee for retirement and cancellation during the six months immediately following the effective date of such Sale and Leaseback Transaction.

CERTAIN DEFINITIONS

    "ACTUAL/ACTUAL" means the actual number of days in the applicable Interest Period in respect of which payment is being made divided by 365 (or, if any portion of the applicable Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the applicable Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the applicable Interest Period falling in a non-leap year divided by
365). See also "Actual/360", "Actual/365 (Fixed)", "Bond Basis", and "Eurobond Basis."

    "ACTUAL/360" means the actual number of days in the applicable Interest Period in respect of which payment is being made divided by 360. See also "Actual/Actual", "Actual/365 (Fixed)", "Bond Basis", and "Eurobond Basis."

    "ACTUAL/365"--see "ACTUAL/ACTUAL".

    "ACTUAL/365 (FIXED)" means the actual number of days in the applicable Interest Period in respect of which payment is being made divided by 365. See also "Actual/Actual", "Actual/360", "Actual/365 (Fixed)", "Bond Basis", and "Eurobond Basis."

    "BOND BASIS" means the number of days in the applicable Interest Period in respect of which payment is being made divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months (unless
(i) the last day of the applicable Interest Period is the 31st day of a month but the first day of the applicable Interest Period is a day other than the 30th or 31st day of a month, in which case the months that include that last day shall not be considered to be shortened to a 30-day month, or (ii) the last day of the applicable Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

    "CD RATE" with respect to any Interest Determination Date means the rate set forth in H.15(519) for the period for the specified Index Maturity under the caption "CDs (Secondary Market)". If such rate does not appear in H.15(519) by 9:00 a.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the rate set forth in Composite 3:30 P.M. Quotations for U.S. Government Securities for such Interest Determination Date for the Index Maturity under the caption "Certificates of Deposit". If such rate does not appear in either H.15(519) or Composite 3:30 P.M. Quotations for U.S. Government Securities by 3:00 p.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the arithmetic mean of the secondary market offered rates of three leading nonbank dealers in negotiable U.S. dollar certificates of deposit in New York City as of 10:00 a.m., New York City time, for such Interest Determination Date for negotiable U.S. dollar certificates of deposit of major United States money market banks with a remaining maturity closest to the Index Maturity and in an amount that is representative for a single transaction in the relevant market at the relevant time.

    "CALCULATION DATE" when used with respect to any Interest Determination Date means the date by which the applicable interest rate must be determined, which date will be the earlier of (i) the tenth calendar day following such Interest Determination Date or, if such date is not a Business Day, the first Business Day occurring after such 10-day period and (ii) the Business Day immediately preceding the applicable Interest Payment Date or Maturity Date, as the case may be.

    "COMMERCIAL PAPER RATE" with respect to any Interest Determination Date means the Money Market Yield (see below) of the rate set forth in H.15(519) for that day opposite the Index Maturity under the caption "Commercial Paper". If such rate does not appear in H.15(519) by 9:00 am., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Money Market Yield of the rate set forth in Composite 3:30 P.M. Quotations for U.S. Government Securities for such Interest Determination Date in respect of the Index Maturity under the caption "Commercial Paper" (with an Index Maturity of one month or three months being deemed to be equivalent to an Index Maturity of 30 days or 90 days, respectively). If such rate does not appear in either H.15(519) or Composite 3:30 P.M. Quotations for U.S. Government Securities by 3:00 p.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Money Market Yield of the arithmetic mean of the offered rates of three leading dealers of U.S. commercial paper in New York City as of 11:00 a.m., New York City time, for such Interest Determination Date for U.S. dollar commercial paper of the Index Maturity placed for industrial issuers whose bond rating is "AA" or the equivalent from a nationally recognized rating agency.

    "COMPOSITE 3:30 P.M. QUOTATIONS FOR U.S. GOVERNMENT SECURITIES" means the daily statistical release designated as such, or any successor publication, published by the Federal Reserve Bank of New York.

    "CONSOLIDATED NET TANGIBLE ASSETS" means, with respect to the Company, the total amount of assets (less applicable valuation allowances) after deducting
(a) all current liabilities (excluding the amount of liabilities which are by their terms extendable or renewable at the option of the obligor to a date more than 12 months after the date as of which the amount is being determined) and
(b) all goodwill, tradenames,
trademarks, patents, unamortized debt discount and expense and other like intangible assets, all as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and determined on a consolidated basis in accordance with generally accepted accounting principles.

    "DEBT" means (i) all obligations represented by notes, bonds, debentures or similar evidences of indebtedness; (ii) all indebtedness for borrowed money or for the deferred purchase price of property or services other than, in the case of any such deferred purchase price, on normal trade terms; and (iii) all rental obligations as lessee under leases which shall have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases.

    "EUROBOND BASIS" means the number of days in the applicable Interest Period in respect of which payment is being made divided by 360 (the number of days to be calculated on the basis of a year of 360 days with twelve 30-day months, without regard to the date of the first day or last day of the applicable Interest Period unless, in the case of the final applicable Interest Period, the Scheduled Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

    "FEDERAL FUNDS RATE" with respect to any Interest Determination Date means the rate set forth in H.15(519) for that day opposite the caption "Federal Funds (Effective)". If such rate does not appear in H.15(519) by 9:00 am., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the rate set forth in Composite 3:30 P.M. Quotations for U.S. Government Securities for such Interest Determination Date under the caption "Federal Funds/Effective Rate". If such rate does not appear in either H.15(519) or Composite 3:30 P.M. Quotations for U.S. Government Securities by 3:00 p.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Money Market Yield of the arithmetic mean for the last transaction in overnight U.S. dollar Federal Funds by three leading brokers of U.S. dollar Federal Funds transactions in New York City as of 11:00 a.m., New York City time, for such Interest Determination Date.

    "FUNDED DEBT" means Debt of the Company or a Subsidiary owning Restricted Property maturing by its terms one year or more after its creation, Debt directly or indirectly renewable or extendible, at the option of the obligor, by its terms or by the terms of any instrument or agreement relating thereto, to a date one year or more from the date of its creation, Debt under a revolving credit or similar agreement obligating the lender or lenders to extend credit over a period of one year or more and Debt classified as long-term debt under generally accepted accounting principles and, in the case of Funded Debt of the Company, ranking at least PARI PASSU with the Debt Securities.

    "H.15(519)" means the weekly statistical release designated as such, or any successor publication, published by the Board of Governors of the Federal Reserve System.

    "LIBOR" with respect to any Interest Determination Date will be the rate for deposits in U.S. dollars for a period of the Index Maturity that appears on the Telerate Page 3750 as of 11:00 a.m., London Time, on such Interest Determination Date. If such rate does not appear on the specified Telerate Page by 9:00 a.m., New York City time, on such Interest Determination Date, the rate for such Interest Determination Date will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market as of approximately 11:00 a.m., London time, on such Interest Determination Date to prime banks in the London interbank market for a period of the Index Maturity commencing on the applicable Interest Reset Date and in an amount that is representative for a single transaction in the relevant market at the relevant time. The Calculation Agent will request the principal London office of each such bank to provide a quotation of its rate. If at least two quotations are provided, the rate for such Interest Determination Date will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the rate for such Interest Reset Date will be the arithmetic mean of the rates quoted by major banks in New York City as of 11:00 a.m., local time in New York City on such Interest Determination Date to leading European banks for a period of the Index

Maturity commencing on such Interest Reset Date and in an amount that is representative for a single transaction in the relevant market at the relevant time.

    "LIEN" means any mortgage, pledge, lien, encumbrance, charge or security interest.

    "MONEY MARKET YIELD" means, in respect of any security with a maturity of nine months or less, the rate for which is quoted on a bank discount basis, a yield (expressed as a percentage) calculated in accordance with the following formula:

    Money Market Yield =    D X 360___        X 100
                           360-(DXM)
where "D" refers to the per annum rate for a security, quoted on a bank discount basis and expressed as a decimal, and "M" refers to the actual number of days in the applicable Interest Period.

    "PRIME RATE" with respect to any Interest Determination Date means the rate set forth in H.15(519) for that day opposite the caption "Bank Prime Loan". If such rate does not appear in H.15(519) by 9:00 a.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the arithmetic mean of the rates of interest publicly announced by each bank that appears on the Reuters Screen NYMF Page as such bank's prime rate or base lending rate as in effect for that Interest Determination Date as quoted on the Reuters Screen NYMF Page for such Interest Determination Date or, if fewer than four rates appear on the Reuters Screen NYMF Page for such Interest Determination Date, the rate will be the arithmetic mean of the rates of interest publicly announced by three major banks in New York City as its U.S. dollar prime rate or base lending rate as in effect for such Interest Determination Date. Each change in the prime rate or base lending rate of any bank so announced by such bank will be effective as of the effective date of the announcement or, if no effective date is specified, as of the date of the announcement.

    "RESTRICTED PROPERTY" means (a) any individual facility or property, or portion thereof, owned or leased by the Company or any Subsidiary and located within the continental United States of America which, in the opinion of the Board of Directors, is of material importance to the business of the Company and its Subsidiaries taken as a whole, but no such individual facility, property or portion thereof shall be deemed of material importance if its gross book value (before deducting accumulated depreciation) is less than 3% of Consolidated Net Tangible Assets, and (b) any shares of capital stock or indebtedness of any Subsidiary owning any such facility. As of the date of this Prospectus, there are no Restricted Properties.

    "SALE AND LEASEBACK TRANSACTION" means any arrangement with any person pursuant to which the Company or any Subsidiary leases any Restricted Property that has been or is to be sold or transferred by the Company or the Subsidiary to such person, other than (a) leases for a term, including renewals at the option of the lessee, of not more than three years, (b) leases between the Company and a Subsidiary or between Subsidiaries, (c) leases of Restricted Property executed by the time of, or within 12 months after the latest of, the acquisition, the completion of construction or improvement, or the commencement of commercial operation, of such Restricted Property, and (d) arrangements pursuant to any provision of law with an effect similar to that under former
Section 168(f)(8) of the Internal Revenue Code of 1954.

    "SUBSIDIARY" means, with respect to any person, a corporation of which a majority of the capital stock having voting power under ordinary circumstances to elect a majority of the board of directors of such corporation is owned by
(i) such person, (ii) such person and one or more Subsidiaries or (iii) one or more Subsidiaries of such person.

    "US TREASURY BILL RATE" with respect to any Interest Determination Date means the rate at which United States Treasury bills are auctioned, as set forth in H.15(519) for that day opposite the Index Maturity under the caption "U.S. Government Security/Treasury Bills/Auction Average (Investment)." If such rate does not appear in H.15(519) by 9:00 am., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Bond

Equivalent Yield (as defined below) of the auction average rate for those Treasury bills as announced by the United States Department of the Treasury. If United States Treasury bills of the Index Maturity are not auctioned during any period of seven consecutive calendar days ending on and including any Friday, and a U.S. Treasury Bill Rate would have been available on the applicable Interest Determination Date if such Treasury bills had been auctioned during that seven day period, an Interest Determination Date will be deemed to have occurred on the day during that seven-day period on which such Treasury bills would have been auctioned in accordance with the usual practices of the United States Department of the Treasury, and the rate for that Interest Determination Date will be the Bond Equivalent Yield of the rate set forth in H.15(519) for that day opposite the Index Maturity under the caption "U.S. Government Securities/ Treasury Bills/Secondary Market". If such interest rate does not appear in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date relating to such Interest Determination Date, the rate for such Interest Determination Date will be the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates of three primary United States Government dealers in New York City as of approximately 3:30 p.m., New York City time, for such Interest Determination Date for the issue of United States Treasury bills with a remaining maturity closest to the Index Maturity.

    For the purposes of this definition, the term "Bond Equivalent Yield" is to be calculated in accordance with the following formula:

    Bond Equivalent Yield =    D X N___        X 100
                             360-(D X M)
where "D" refers to the per annum rate for the security, quoted on a bank discount basis and expressed as a decimal, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable Interest Period.

    "VALUE" means, with respect to a Sale and Leaseback Transaction, an amount equal to the present value of the lease payments (after deducting the amount of rent to be received under noncancellable subleases) with respect to the term of the lease remaining on the date as of which the amount is being determined, without regard to any renewal or extension options contained in the lease, discounted at the weighted average interest rate on the Debt Securities of all series (including the effective interest rate on any Original Issue Discount (as that term is defined in the Internal Revenue Code of 1986, as amended) Debt Securities) which are outstanding on the effective date of such Sale and Leaseback Transaction and which have the benefit of the covenant limiting Sale and Leaseback Transactions. "Lease payments" shall be the aggregate amount of the rent payable by the lessee with respect to the applicable period, after excluding amounts required to be paid on account of maintenance and repairs, insurance, taxes, water rates and similar charges. If and to the extent the amount of any lease payment during any future period is not definitely determinable under the lease in question, the amount of such lease payment shall be estimated in such reasonable manner as the Board of Directors of the Company may in good faith determine.

MERGERS AND SALES OF ASSETS

    The Company may not consolidate with or merge into any other person or convey, transfer or lease its properties and assets substantially as an entirety to another person, unless, among other things, (i) the resulting, surviving or transferee person (if other than the Company) is organized and existing under the laws of the United States, any state thereof or the District of Columbia and such person expressly assumes all obligations of the Company under the Debt Securities and the Indenture, and (ii) immediately after giving effect to such transaction, no event which is, or after notice or passage of time or both would be, an Event of Default (any such event, a "Default") or Event of Default shall have occurred and be continuing under the Indenture. Upon the assumption of the Company's obligations by a person to whom such properties or assets are conveyed, transferred or leased, subject to certain exceptions, the Company shall be discharged from all obligations under the Debt Securities and the Indenture.

EVENTS OF DEFAULT

    The Indenture provides that, if an Event of Default specified therein shall have occurred and be continuing as described below, with respect to each series of the Debt Securities outstanding thereunder individually, the Trustee or the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of such series may declare the principal amount (or, if any of the Debt Securities of such series are Discount Securities, such portion of the principal amount of such Debt Securities as may be specified by the terms thereof) of the Debt Securities of such series to be immediately due and payable. Under certain circumstances, the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series may rescind such a declaration.

    Under the Indenture, an Event of Default is defined as, with respect to each series of Debt Securities outstanding thereunder individually, any of the following: (i) default in payment of the principal of any Debt Security of such series; (ii) default in payment of any interest on any Debt Security of such series when due, continuing for 30 days, PROVIDED, however, that holders of 75% of the then outstanding Debt Securities of such series shall not have consented to a postponement of such payment; (iii) default in payment of any sinking fund or purchase fund installment or analogous obligation, if any, on any Debt Security of such series when due, continuing for 30 days; (iv) failure by the Company to comply with its other agreements in respect of any Debt Securities of such series upon the receipt by the Company of notice of such Default given as specified in the Indenture and the Company's failure to cure such Default within 90 days after receipt by the Company of such notice; (v) acceleration of any indebtedness for money borrowed by the Company in an aggregate principal amount exceeding $50 million under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not annulled, or such indebtedness is not discharged, within 30 days after written notice as provided in the Indenture; (vi) certain events of bankruptcy or insolvency with respect to the Company; and (vii) any other Event of Default set forth in an applicable Prospectus Supplement.

    The Trustee shall give notice to holders of the Debt Securities of any continuing Default known to the Trustee within 90 days after the occurrence thereof; PROVIDED, that the Trustee may withhold such notice, as to any Default other than a payment Default, if it determines in good faith that withholding the notice is in the interests of the holders.

    The holders of a majority in principal amount of the outstanding Debt Securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of such series; PROVIDED that such direction shall not be in conflict with any law or the Indenture and subject to certain other limitations. Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee shall be entitled to receive from such holders reasonable security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. With respect to each series of Debt Securities, no holder will have any right to pursue any remedy with respect to the Indenture or the Debt Securities, unless
(i) such holder shall have previously given the Trustee written notice of a continuing Event of Default with respect to the Debt Securities of such series;
(ii) the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of such series shall have made a written request to the Trustee to pursue such remedy; (iii) such holder or holders have offered to the Trustee reasonable indemnity satisfactory to the Trustee; (iv) the holders of a majority in aggregate principal amount of the outstanding Debt Securities of such series have not given the Trustee a direction inconsistent with such request within 60 days after receipt of such request; and (v) the Trustee shall have failed to comply with the request within such 60-day period.

    Notwithstanding the foregoing, the right of any holder of any Debt Security or coupon to receive payment of the principal of and interest in respect of such Debt Security or payment of such coupon on the date specified in such Debt Security or coupon representing such installment of interest as the fixed date on which an amount equal to the principal of such Debt Security or an installment of principal thereof or interest thereon is due and payable (the "Stated Maturity" or "Stated Maturities") or to institute suit for the enforcement of any such payments shall not be impaired or adversely affected without such holder's consent. The holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of any series may waive an existing Default with respect to such series and its consequences, other than (i) any Default in any payment of the principal of, or interest on, any Debt Security of such series or (ii) any Default in respect of certain covenants or provisions in the Indenture which may not be modified without the consent of the holder of each outstanding Debt Security of such series affected as described below under "Modification and Waiver."

    The Indenture provides that the Company shall deliver to the Trustee within 120 days after the end of each fiscal year of the Company (beginning with the fiscal year ending December 26, 1998) an officers' certificate stating whether or not the signers know of any Default that occurred during such period.

MODIFICATION AND WAIVER

    The Company and the Trustee may execute a supplemental indenture without the consent of the holders of the Debt Securities or any related coupons (i) to add to the covenants, agreements and obligations of the Company for the benefit of the holders of all the Debt Securities of any series or to surrender any right or power conferred in the Indenture upon the Company; (ii) to evidence the succession of another corporation to the Company and the assumption by it of the obligations of the Company under the Indenture and the Debt Securities; (iii) to provide that bearer securities may be registrable as to principal, to change or eliminate any restrictions (including restrictions relating to payment in the United States) on the payment of principal of or interest, if any, on bearer securities, to permit bearer securities to be issued in exchange for registered securities, to permit bearer securities to be issued in exchange for bearer securities of other authorized denominations or to permit the issuance of Debt Securities in uncertificated form; (iv) to establish the form or terms of Debt Securities of any series or coupons as permitted by the Indenture; (v) to provide for the acceptance of appointment under the Indenture of a successor Trustee with respect to the Debt Securities of one or more series and to add to or change any provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts by more than one Trustee; (vi) to cure any ambiguity, defect or inconsistency, PROVIDED that such action shall not adversely affect the interests of any holder of any such Debt Securities; (vii) to add to, change or eliminate any provisions (which addition, change or elimination may apply to one or more series of Debt Securities), PROVIDED that any such addition, change or elimination neither (a) applies to any Debt Security of any series created prior to the execution of such supplemental indenture and is entitled to the benefit of such provision nor (b) modifies the rights of the holder of any such Debt Securities with respect to such provision;
(viii) to secure the Debt Securities; or (ix) to make any other change that does not adversely affect the rights of any holder of any such Debt Securities.

    The Indenture provides that, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Debt Securities of the series affected by such supplemental indenture, the Company and the Trustee may also execute a supplemental indenture to add provisions to, or change in any manner or eliminate any provisions of, the Indenture with respect to such series of Debt Securities or modify in any manner the rights of the holders of the Debt Securities of such series and any related coupons under the Indenture; PROVIDED that no such supplemental indenture will, without the consent of the holders of at least 75% of the outstanding Debt Securities affected thereby, extend the time for payment of any installment of interest payable with respect to such Debt Securities; PROVIDED, further, that no such supplemental indenture will, without the consent of the holder of each such outstanding Debt Security affected thereby, (i) change the stated maturity of the principal of, or any installment of principal on, any such Debt Security or any premium payable upon redemption thereof, or reduce the amount of principal of any Debt Security that is a Discount Security and that would be due and payable upon declaration of acceleration of maturity thereof; (ii) reduce the principal amount of, or the rate of interest on, any such Debt Security; (iii) change the place or currency of payment of principal or interest, if any, on any such Debt Security; (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (v) reduce the above-stated percentage of holders of Debt Securities of any series necessary to modify or amend the Indenture; or (vi) modify the foregoing requirements or reduce the percentage in principal amount of outstanding Debt Securities of any series necessary to waive any covenant or past default. Holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive certain past Defaults and may waive compliance by the Company with certain of the restrictive covenants described above with respect to the Debt Securities of such series.

DISCHARGE AND DEFEASANCE

    Unless otherwise indicated in an applicable Prospectus Supplement, the Indenture provides that the Company may satisfy and discharge obligations thereunder with respect to the Debt Securities of any series by delivering to the Trustee for cancellation all outstanding Debt Securities of such series or depositing with the Trustee, after such outstanding Debt Securities have become due and payable, cash sufficient to pay at Stated Maturity all of the outstanding Debt Securities of such series and paying all other sums payable under the Indenture with respect to such series.

    In addition, unless otherwise indicated in an applicable Prospectus Supplement, the Indenture provides that: the Company (a) shall be discharged from its obligations in respect of the Debt Securities of such series ("defeasance and discharge"), or (b) may cease to comply with certain restrictive covenants ("covenant defeasance") including those described under "Mergers and Sales of Assets" and any such omission shall not be an Event of Default with respect to the Debt Securities of such series, in each case at any time prior to the Stated Maturity or redemption thereof, when the Company has irrevocably deposited with the Trustee, in trust, (i) sufficient funds in the currency or currency unit in which the Debt Securities are denominated to pay the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series, (ii) such amount of direct obligations of, or obligations the principal of (and premium, if any) and interest on which are fully guaranteed by, the government which issued the currency in which the Debt Securities are denominated, and which are not subject to prepayment, redemption or call, as will, together with the predetermined and certain income to accrue thereon without consideration of any reinvestment thereof, be sufficient to pay when due the principal of (and premium, if any), and interest to Stated Maturity (or redemption) on, the Debt Securities of such series or (iii) any combination thereof. Such defeasance and discharge and covenant defeasance are conditioned upon, among other things, the Company's delivery of (x) an opinion of counsel that the holders of the Debt Securities of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of such defeasance and, such holders will be subject to tax on the same amounts, in the same manner and at the same times as if no defeasance and discharge or covenant defeasance, as the case may be, had occurred and (y) an officer's certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance and discharge or covenant defeasance, as the case may be, have been complied with. Upon such defeasance and discharge, the holders of the Debt Securities of such series shall no longer be entitled to the benefits of the Indenture, except for the purposes of registration of transfer and exchange of the Debt Securities of such series and replacement of lost, stolen or mutilated Debt Securities and shall look only to such deposited funds or obligations for payment.

THE TRUSTEE

    The Trustee will be permitted to engage in other transactions with the Company and its subsidiaries; however, if the Trustee acquires any conflicting interest, it must eliminate such conflict or resign. An affiliate of the Trustee is a lender under the Company's bank credit facility.

                CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

    The following is a summary of certain United States Federal tax considerations of the acquisition, ownership, and disposition of the Debt Securities by original purchasers of the Debt Securities. This summary is based on existing United States Federal tax law, which is subject to change, possibly retroactively. This discussion does not discuss all aspects of United States Federal taxation that may be relevant to a particular holder in light of its personal investment circumstances, such as holders who hold the Debt Securities as a position in a "straddle" or "hedge" for United States Federal income tax purposes, holders who have a functional currency other than the U.S. dollar, or holders subject to special treatment under the United States Federal income tax laws (for example, financial institutions, insurance companies, tax exempt organizations, and broker-dealers), and it does not discuss any aspects of foreign, state, or local tax laws. This summary assumes that purchasers will hold the Debt Securities as "capital assets" (generally, property held for investment) under the Internal Revenue Code of 1986, as amended (the "Code"). Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding, and disposing of the Debt Securities, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

    For purposes of this summary, the term "United States Holder" means a beneficial owner of a Debt Security that is, for United States Federal income tax purposes, a citizen or resident of the United States, a corporation, partnership, or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof, an estate whose income is includible in gross income for United States Federal income tax purposes regardless of its source, or a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust. As used herein, the term "Non-United States Holder" means a holder of a Debt Security that is not a United States Holder.

UNITED STATES HOLDERS

    ORIGINAL ISSUE DISCOUNT

    Debt Securities with a term greater than one year may be issued with original issue discount for United States Federal income tax purposes. Original issue discount will arise if the stated principal amount at maturity of a Debt Security exceeds its issue price by more than a DE MINIMIS amount, or if a Debt Security has certain interest payment characteristics. Generally, an instrument may be issued with original issue discount if it does not provide for payment of interest, at least annually, at a fixed rate throughout the term of the instrument (E.G., interest holidays, interest payable in additional Debt Securities, certain stepped rates, or certain rates based on multiple indices). If a Debt Security is issued with original issue discount, the holder of the Debt Security will be required to include amounts in gross income for United States Federal income tax purposes in advance of the receipt of the cash payment to which such income is attributable. The amount of original issue discount will generally be equal to the difference between all payments to be received under the Debt Security other than payments of "qualified stated interest" and the issue price of the Debt Security. Such original issue discount will be included in income using a constant yield to maturity method. The yield to maturity will be determined by taking into account all payments to be received under the Debt Security. This method will result in a greater portion of such discount being included in income in the later part of the term of the Debt Securities. Any amounts included in income as original issue discount will increase a holder's adjusted tax basis in the Debt Security. The treatment of Debt Securities with contingent payments, such as indexed notes, will be different and will be set forth in the appropriate Prospectus Supplement.

    The Company will report annually to the Internal Revenue Service and to each holder of such Debt Security the amount of original issue discount, if any, accrued with respect to the Debt Security. Prospective purchasers are advised to consult their tax advisors with respect to the particular original issue discount characteristics of the Debt Security that is being purchased.

    ACQUISITION DISCOUNT

    Debt Securities that have a fixed maturity of one year or less may be issued with acquisition discount. Acquisition discount may arise under the circumstances set forth above with respect to original issue discount. Accrual basis taxpayers, taxpayers in certain specified classes, and cash basis taxpayers making an appropriate election to accrue acquisition discount under the Code would be required to include acquisition discount in income currently in an amount and manner similar to that applicable to original issue discount. A cash basis holder who makes such an election cannot revoke such accrual election without the consent of the Internal Revenue Service, and such election applies to all short-term obligations acquired by the holder in the taxable year in which the election is made and in all subsequent taxable years. Individuals and other non-electing cash basis taxpayers holding Debt Securities with acquisition discount are not required to include accrued acquisition discount in income until the cash payments attributable to such amounts are received, which amounts will be treated as ordinary income. A holder who does not recognize acquisition discount currently may also be subject to limitations on the deductibility of interest on indebtedness incurred to purchase or, in certain circumstances, carry such a Debt Security.

    VARIABLE RATE DEBT SECURITIES

    A "Variable Rate Debt Security" is generally a debt instrument (i) with an issue price that does not exceed the sum of the noncontingent principal payments to be made on the Debt Security by more than a specified amount, and (ii) that provides for stated interest unconditionally payable at least annually at the current value of (A) one or more qualified floating rates, (B) a single fixed rate and one or more qualified floating rates, (C) a single objective rate, or
(D) a single fixed rate and a qualified inverse floating rate. A qualified floating rate is a rate that can reasonably be expected to measure contemporaneous variations in the cost of newly borrowed funds. An objective rate is a rate (other than a qualified floating rate) that is determined using a single fixed formula and that is based on objective financial or economic information. A qualified inverse floating rate is a rate equal to a fixed rate minus a qualified floating rate whose variations can reasonably be expected to inversely reflect contemporaneous variations in the qualified floating rate. The Company will provide notice in the applicable Prospectus Supplement when it determines that a particular Debt Security will be a Variable Rate Debt Security. A Variable Rate Debt Security issued for a price equal to its stated principal amount will not be subject to the original issue discount rules described above.

    A Variable Rate Debt Security may be subject to the rules described above in "Original Issue Discount" if it is issued at a price less than its stated principal amount. To determine the amount of original issue discount to be included in income, if any, the Variable Rate Debt Security must be converted into a fixed rate debt instrument by substituting an appropriate fixed rate for the variable rate or rates, and then the rules under "Original Issue Discount" must be applied. In certain circumstances, if the interest actually accrued or paid during an accrual period is greater or less than the interest assumed to be accrued or paid under the equivalent fixed rate debt instrument, appropriate adjustments must be made to the original issue discount allocable to the period.

    DISPOSITION OF DEBT SECURITIES

    In general, and subject to the foregoing discussion of acquisition discount, a holder of a Debt Security will recognize gain or loss on the sale, redemption, exchange or other disposition of the Debt Security in an amount equal to the difference between the amount realized (except to the extent attributable to accrued interest) and the holder's adjusted tax basis in the Debt Security.

NON-UNITED STATES HOLDERS

    Under present United States Federal income and estate tax law, assuming certain certification requirements are satisfied (which include identification of the beneficial owner of the instrument), and subject to the discussion of backup withholding below:

    (a) payments of interest (including any original issue discount) on the Debt Securities to any Non-United States Holder will not be subject to United States Federal income or withholding tax, provided that (1) the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote, (2) the holder is not (i) a foreign tax exempt organization or a foreign private foundation for United States Federal income tax purposes, (ii) a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, or (iii) a controlled foreign corporation that is related to the Company through stock ownership, and
       (3) such interest payments are not effectively connected with the conduct of a United States trade or business of the holder;

    (b) a holder of a Debt Security who is a Non-United States Holder will not be subject to United States Federal income tax on gain realized on the sale, exchange, retirement or other disposition of a Debt Security, unless (1) such holder is an individual who is present in the United States for 183 days or more during the taxable year and certain other requirements are met, or (2) the gain is effectively connected with the conduct of a United States trade or business of the holder; and

    (c) if interest on the Debt Securities is exempt from withholding of United States Federal income tax under the rules described above, the Debt Securities will not be included in the estate of a deceased Non-United States Holder for United States Federal estate tax purposes.

    The certification referred to above may be made on an Internal Revenue Service Form W-8 or substantially similar substitute form.

    BACKUP WITHHOLDING AND INFORMATION REPORTING

    In the case of payments of interest to Non-United States Holders, current Treasury regulations provide that the 31% backup withholding tax and certain information reporting will not apply to such payments with respect to which either the requisite certification, as described above, has been received or an exemption has otherwise been established; provided that neither the Company nor its payment agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Under current Treasury regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a Non-United States Holder on the disposition of the Debt Securities by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address, and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the Debt Securities by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States. Neither information reporting nor backup withholding will generally apply to a payment of the proceeds of a disposition of the Debt Securities by or through a foreign office of a foreign broker not subject to the preceding sentence.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

    Recently, the Treasury Department has promulgated final regulations (the "Final Regulations") regarding the withholding and information reporting rules discussed above. In general, the Final Regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. Under the Final Regulations, special rules apply which permit the shifting of primary responsibility for withholding to certain financial intermediaries acting on behalf of beneficial owners. The Final Regulations are generally effective for payments made after December 31, 1999, subject to certain transition rules.

                              PLAN OF DISTRIBUTION

    The Company may sell the Debt Securities directly or through agents, underwriters or dealers.

    Offers to purchase Offered Securities may be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an underwriter as that term is defined in the Securities Act, involved in the offer or sale of the Offered Securities in respect of which this prospectus is delivered will be named, and any commissions payable by the Company to such agent set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment. The Company may also sell Offered Securities to an agent as principal. Agents may be entitled to, under agreements which may be entered into with the Company, indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If any underwriters are utilized in the sale of Offered Securities in respect of which this Prospectus is delivered, the Company will enter into an underwriting agreement with such underwriters and the names of the underwriters and the terms of the transaction will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The underwriters may be entitled, under the relevant underwriting agreement, to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If a dealer is utilized in the sale of the Offered Securities in respect of which this Prospectus is delivered, the Company will sell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale. Dealers may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    Offered Securities may also be offered and sold, if so indicated in the Prospectus Supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms ("remarketing firms"), acting as principals for their own accounts or as agents for the Company. Any remarketing firm will be identified and the terms of its agreement, if any, with the Company and its compensation will be described in the Prospectus Supplement. Remarketing firms may be deemed to be underwriters in connection with the Offered Securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions with or perform services for the Company in the ordinary course of business.

    If so indicated in the Prospectus Supplement, the Company will authorize agents and underwriters or dealers to solicit offers by certain purchasers to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to only those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitation of such offers.

    The Offered Securities may or may not be listed on a national securities exchange or a foreign securities exchange. No assurance can be given that there will be a market for any of the Debt Securities.

                                 LEGAL MATTERS

    Certain legal matters with respect to the Debt Securities being offered hereby will be passed upon for the Company by Christian L. Campbell, Esq., Senior Vice President, General Counsel and Secretary of the Company, and by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California. Mr. Campbell beneficially owns, and has rights to acquire under employee stock options, an aggregate of less than 1% of the outstanding common stock of Tricon.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 27, 1997 and December 28, 1996 and for each of the years in the three-year period ended December 27, 1997 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

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    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THE PROSPECTUS SUPPLEMENT OR THE OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 --------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                  PAGE
                                                ---------
TRICON Global Restaurants, Inc................        S-4
Use of Proceeds...............................        S-8
Capitalization................................        S-8
Certain Selected Financial and Other Data.....        S-9
Description of Notes..........................       S-11
Underwriting..................................       S-14
Legal Matters.................................       S-15
Experts.......................................       S-15
1997 Form 10-K (included herein)
                       PROSPECTUS
Available Information.........................          3
Incorporation of Certain Documents by
 Reference....................................          3
Risk Factors..................................          5
Use of Proceeds...............................          7
Ratios of Earnings to Fixed Charges...........          7
Description of the Debt Securities............          8
Certain United States Federal Tax
 Considerations...............................         25
Plan of Distribution..........................         28
Legal Matters.................................         29
Experts.......................................         29

                                  $600,000,000

                        TRICON GLOBAL RESTAURANTS, INC.

                                  $350,000,000
                               7.45% SENIOR NOTES
                                DUE MAY 15, 2005
                                  $250,000,000
                               7.65% SENIOR NOTES
                                DUE MAY 15, 2008

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                              GOLDMAN, SACHS & CO.
                             CHASE SECURITIES INC.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.

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